Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Home Loan Servicing Solutions, Ltd.:

We have audited the accompanying consolidated balance sheets of Home Loan Servicing Solutions, Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1A to the consolidated financial statements, the Company conducts a substantial amount of its business with Ocwen Financial Corporation (“Ocwen”), a related party. Ocwen has been and is subject to a number of federal and state regulatory matters and there are other challenges and uncertainties that could have significant adverse effects on its business. Note 1A also discusses the implications of these matters to the Company and includes details of the sale of substantially all of the Company’s assets.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2015, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
April 6, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Home Loan Servicing Solutions, Ltd.:

We have audited the internal control over financial reporting of Home Loan Servicing Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and our report dated April 6, 2015 expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to material transactions with a significant related party and the sale of substantially all of the Company’s assets.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

April 6, 2015

HOME LOAN SERVICING SOLUTIONS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	December 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$210,009	$87,896
Match funded advances	6,121,595	6,387,781
Notes receivable – Rights to MSRs	614,465	633,769
Loans held for investment	815,663	—
Related party receivables	94,401	70,049
Deferred tax assets	491	1,024
Other assets	281,475	130,153

Total assets	$8,138,099	$7,310,672

Liabilities and Equity
Liabilities
Match funded liabilities	$5,624,088	$5,715,622
Other borrowings	1,182,328	343,386
Dividends payable	12,783	10,653
Income taxes payable	173	682
Deferred tax liabilities	491	1,266
Related party payables	14,503	10,732
Other liabilities	12,454	11,884

Total liabilities	6,846,820	6,094,225

Commitments and Contingencies (See Note 18)

Equity
Equity – Ordinary shares, $.01 par value; 200,000,000 shares authorized; 71,016,771 shares issued and outstanding at December 31, 2014 and December 31, 2013	710	710
Additional paid-in capital	1,210,300	1,210,057
Retained earnings	79,133	3,513
Accumulated other comprehensive income, net of tax	1,136	2,167

Total equity	1,291,279	1,216,447

Total liabilities and equity	$8,138,099	$7,310,672

The accompanying notes are an integral part of these consolidated financial statements.

HOME LOAN SERVICING SOLUTIONS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share data)

For the years ended December 31,	2014	2013	2012
Revenue
Interest income – notes receivable – Rights to MSRs	$361,060	$235,826	$47,445
Interest income – other	36,446	2,195	109

Total interest income	397,506	238,021	47,554
Related party revenue	1,843	1,811	2,316
Other revenue	402	—	—

Total revenue	399,751	239,832	49,870

Operating expenses
Compensation and benefits	6,351	5,825	3,751
Related party expenses	2,349	1,400	755
General and administrative expenses	9,753	4,645	1,644

Total operating expenses	18,453	11,870	6,150

Income from operations	381,298	227,962	43,720

Other expense
Interest expense	163,698	110,071	24,057

Total other expense	163,698	110,071	24,057

Income before income taxes	217,600	117,891	19,663
Income tax expense	636	234	46

Net income	$216,964	$117,657	$19,617

Earnings per share
Basic	$3.05	$1.83	$1.14

Diluted	$3.05	$1.83	$1.14

Weighted average shares outstanding
Basic	71,016,771	64,132,383	17,230,858
Diluted	71,020,808	64,132,383	17,230,858

The accompanying notes are an integral part of these consolidated financial statements.

HOME LOAN SERVICING SOLUTIONS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

For the years ended December 31,	2014	2013	2012
Net income	$216,964	$117,657	$19,617
Other comprehensive income (loss), before tax:
Change in the value of designated cash flow hedges	(2,147)	4,382	(1,076)

Total other comprehensive income (loss), before tax	(2,147)	4,382	(1,076)

Income tax related to items of other comprehensive income (loss):
Tax benefit (expense) on change in the value of designated cash flow hedges	1,116	(1,139)	—

Total income tax benefit (expense) related to items of other comprehensive income (loss)	1,116	(1,139)	—

Total other comprehensive income (loss), net of tax	(1,031)	3,243	(1,076)

Total comprehensive income	$215,933	$120,900	$18,541

The accompanying notes are an integral part of these consolidated financial statements.

HOME LOAN SERVICING SOLUTIONS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Dollars in thousands, except share data)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount	Capital	Earnings	net of Tax	Total

Balance at December 31, 2011	20,000	$—	$300	$(291)	$—	$9
Net income	—	—	—	19,617	—	$19,617
Other comprehensive loss, net of tax	—	—	—	—	(1,076)	$(1,076)
Issuance of ordinary shares, net of costs	55,864,718	559	879,293	—	—	$879,852
Declaration of cash dividends ($1.45 per share)	—	—	(2,936)	(22,087)	—	$(25,023)

Balance at December 31, 2012	55,884,718	$559	$876,657	$(2,761)	$(1,076)	$873,379

Net income	—	—	—	117,657	—	$117,657
Other comprehensive income, net of tax	—	—	—	—	3,243	$3,243
Issuance of ordinary shares, net of costs	15,132,053	151	333,400	—	—	$333,551
Declaration of cash dividends ($1.70 per share)	—	—	—	(111,383)	—	$(111,383)

Balance at December 31, 2013	71,016,771	$710	$1,210,057	$3,513	$2,167	$1,216,447

Net income	—	—	—	216,964	—	216,964
Other comprehensive loss, net of tax	—	—	—	—	(1,031)	(1,031)
Share-based compensation	—	—	243	(21)	—	222
Declaration of cash dividends ($1.99 per share)	—	—	—	(141,323)	—	(141,323)

Balance at December 31, 2014	71,016,771	$710	$1,210,300	$79,133	$1,136	$1,291,279

The accompanying notes are an integral part of these consolidated financial statements.

HOME LOAN SERVICING SOLUTIONS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

For the years ended December 31,	2014	2013	2012
Cash flows from operating activities
Net income	$216,964	$117,657	$19,617
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	19,543	16,950	6,960
Accretion of original issue discount on other borrowings	750	386	—
Net amortization of purchase premiums and discounts on Loans held for investment	4,909	—	—
Accretion of Loans held for investment	(9,575)	—	—
Share-based compensation expense	243	—	—
Changes in assets and liabilities:
Decrease in Match funded advances	266,186	550,371	142,403
Increase in debt service accounts	(24,615)	(36,134)	(52,990)
Decrease (increase) in related party receivables	59,756	(42,951)	(28,271)
Increase in related party payables	3,771	10,439	1,465
Increase in other assets	(22,004)	(229)	(26)
Decrease (increase) in other liabilities	(959)	8,920	1,490

Net cash provided by operating activities	514,969	625,409	90,648

Cash flows from investing activities
Purchase of Notes receivable – Rights to MSRs	—	(415,995)	(316,622)
Reduction in Notes receivable – Rights to MSRs	19,304	79,849	20,171
Purchase of Loans held for investment	(1,041,871)	—	—
Repayments of Loans held for investment	121,311	—	—
Cash used in related party servicing advance financing transactions	(86,289)	—	—
Cash proceeds from related party servicing advance financing transactions	2,181	—	—
Acquisition of advances in connection with the purchase of Residential Mortgage Assets	—	(3,842,536)	(2,902,151)

Net cash used in investing activities	(985,364)	(4,178,682)	(3,198,602)

Cash flows from financing activities
(Repayments of) proceeds from Match funded liabilities, net	(91,534)	3,024,800	2,332,486
Proceeds from Other borrowings	927,333	344,750	—
Payment of Other borrowings	(89,141)	(1,750)	—
Payment of debt issuance costs	(14,957)	(28,794)	(10,808)
Proceeds from issuance of ordinary shares	—	334,390	885,457
Payment of offering costs	—	(839)	(5,099)
Payment of dividends to shareholders	(139,193)	(107,436)	(18,317)

Net cash provided by financing activities	592,508	3,565,121	3,183,719

Net increase in cash	122,113	11,848	75,765
Cash and cash equivalents at beginning of period	87,896	76,048	283

Cash and cash equivalents at end of period	$210,009	$87,896	$76,048

Supplemental cash flow information
Interest paid	$141,817	$119,428	$31,094
Taxes paid	271	499	—
Supplemental non-cash investing activities
Increase in claims receivable from FHA	$109,563	$—	$—
Supplemental non-cash financing activities
Dividends declared but not paid	$12,783	$10,653	$6,706
Offering costs accrued but not paid	—	—	506
Debt issuance costs accrued but not paid	127	44	—

The accompanying notes are an integral part of these consolidated financial statements.

HOME LOAN SERVICING SOLUTIONS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands unless otherwise stated, except share data)

1A.	ORGANIZATION AND RELATED PARTIES; REGULATORY ENVIRONMENT, OCWEN MATTERS AND RELATED CONTINGENCIES; OTHER RECENT DEVELOPMENTS

Organization and Related Parties

Home Loan Servicing Solutions, Ltd. and its wholly owned subsidiaries (collectively referred to throughout as “HLSS”, “us”, “our”, “we”, or the “Company”) are engaged in the business of acquiring assets whereby we acquire the rights to receive the servicing fees less compensation to the current servicer for their servicing activities (“Rights to MSRs”), servicing advances associated with our Rights to MSRs, whole loans held for investment, and other residential mortgage-related assets (“Residential Mortgage Assets”). We have not originated mortgage loans. We engaged Ocwen Financial Corporation (together with its subsidiaries, collectively “Ocwen”) and another residential mortgage loan servicer to service the mortgage loans underlying our Residential Mortgage Assets and therefore have not and do not intend to develop our own mortgage servicing platform.

We entered into various agreements with Ocwen and Altisource Portfolio Solutions, S.A. (“Altisource”) in connection with our Initial Public Offering on March 5, 2012. William C. Erbey, our founder and the former Chairman of our Board of Directors, was also the Chairman of the Board of Directors of Ocwen and Altisource until January 16, 2015.

We conduct a substantial amount of business with Ocwen and are heavily reliant on Ocwen and Altisource in the conduct of our operations. Conflicts may arise between us and Ocwen or Altisource because of the ongoing agreements we have with them or because of the nature of our respective businesses. Our results of operations may have differed significantly from our reported results if we did not have agreements in place with Ocwen and Altisource. See Note 17 for further discussion.

Regulatory Environment, Ocwen Matters and Related Contingencies

Ocwen has been and is subject to certain federal and state regulatory matters and other challenges and uncertainties associated with its business.

We are dependent on Ocwen as the subservicer for the Notes receivable – Rights to MSRs, and Ocwen’s servicing practices may impact the value of certain of our assets. We may be adversely impacted:

•	By regulatory actions taken against Ocwen;

•	By a default by Ocwen under its debt agreements;

•	By further downgrades in Ocwen’s servicer rating;

•	If Ocwen fails to ensure its servicing advances comply with the terms of its pooling and servicing agreements (“PSAs”);

•	If Ocwen were terminated as servicer under certain PSAs;

•	If Ocwen becomes subject to a bankruptcy proceeding; or

•	If Ocwen fails to meet its obligations or is deemed to be in default under the indenture governing Notes issued by the HSART Trust (as defined below), including the allegations of certain events of default related to the Ocwen servicer downgrade and other regulatory matters by BlueMountain Capital Management LLC (“BlueMountain”).

A summary of such matters, the related impact on our business and the Company’s plan to address such matters are as follows.

Ocwen Regulatory Matters

Ocwen has publicly announced that, on December 19, 2013, Ocwen reached an agreement involving the Consumer Financial Protection Bureau (“CFPB”), various state attorneys general and other agencies that regulate the mortgage servicing industry, which agreement was approved by consent judgment by the U.S. District Court for the District of Columbia on February 26, 2014. According to Ocwen’s disclosure, the key elements of the agreement are as follows:

•	A commitment by Ocwen to service loans in accordance with specified servicing guidelines and to be subject to oversight by an independent national monitor for three years;

•	A payment of $127.3 million to a consumer relief fund to be disbursed by an independent administrator to eligible borrowers. In May 2014, Ocwen satisfied this obligation with regard to the consumer relief fund, $60.4 million of which is the responsibility of former owners of certain servicing portfolios acquired by Ocwen pursuant to indemnification and loss sharing provisions in the applicable agreements; and

•	A commitment by Ocwen to continue its principal forgiveness modification programs to delinquent and underwater borrowers in an aggregate amount of $2.0 billion over three years.

On December 22, 2014, Ocwen announced that it had reached a settlement agreement with the New York Department of Financial Services (the “NY DFS”) related to investigations into Ocwen’s mortgage servicing practices in the State of New York. According to Ocwen’s disclosure, the key elements of the agreement are as follows:

•	Payment of $100 million to the NY DFS to be used by the State of New York for housing, foreclosure relief and community redevelopment programs;

•	Payment of $50 million as restitution to certain New York borrowers;

•	Installation of a NY DFS Operations Monitor to review and assess the adequacy and effectiveness of Ocwen’s operations for a period of two years, which may be extended another twelve months at the option of the NY DFS;

•	Requirements that Ocwen will not share any common officers or employees with any related party and will not share risk, internal audit or vendor oversight functions with any related party;

•	Requirements that certain Ocwen employees, officers and directors be recused from negotiating or voting to approve certain transactions with a related party;

•	Resignation of Ocwen’s Chairman of the Board from the Board of Directors of Ocwen and at related companies, including HLSS; and

•	Restrictions on Ocwen’s ability to acquire new mortgage servicing rights.

On January 23, 2015, Ocwen announced that it had reached a settlement agreement with the California Department of Business Oversight (“CA DBO”) in relation to an action dated October 3, 2014, in the State of California. According to Ocwen’s disclosure, the key elements of the agreement are as follows:

•	Payment of $2.5 million;

•	Engagement of an independent auditor to assess Ocwen’s compliance with laws and regulations impacting California borrowers for a period of at least two years; and

•	Prevention of Ocwen from acquiring additional mortgage servicing rights for loans secured in the State of California until the CA DBO is satisfied that Ocwen can satisfactorily respond to the requests for information and documentation made in the course of a regulatory exam.

According to Ocwen’s public disclosure, on April 28, 2014, Ocwen received a letter from the staff of the New York Regional Office of the SEC informing Ocwen that the SEC was conducting an investigation relating to Ocwen and making a request for voluntary production of documents and information relating to the April 22, 2014 surrender of certain options to purchase its common stock by Mr. Erbey, its former Executive Chairman, including the 2007 Equity Incentive Plan and the related option grant and surrender documents. On June 12, 2014, Ocwen received a subpoena from the SEC requesting production of various documents relating to its business dealings with HLSS, Altisource, Altisource Asset Management Corporation (“AAMC”) and Altisource Residential Corporation (“Residential”) and the interests of its directors and executive officers in these companies. Ocwen has also disclosed that it received an additional subpoena from the SEC related to its amendments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Other Ocwen Matters

Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s”), Fitch Ratings Inc. (“Fitch”) and Morningstar, Inc. (“Morningstar”) rate Ocwen as a mortgage servicer. Each of these rating agencies has downgraded Ocwen’s servicer rating within the last six months. On January 29, 2015, Moody’s downgraded Ocwen’s servicer quality (“SQ”) assessment from “SQ3+” to “SQ3-” as a primary servicer of subprime residential loans and as a special servicer of residential mortgage loans. During February 2015, Fitch downgraded Ocwen’s residential primary servicer rating for subprime products from “RPS3” to “RPS4,” and Morningstar downgraded its rating to “MOR RS3.” Three of these rating agencies currently have Ocwen’s ratings outlook as “negative” or “on review for downgrade.” Additionally, Ocwen is subject to quantitative and qualitative agency servicer rating criteria which may have subjective interpretations. Certain of our advance financing facilities (described further in Note 7) require that our servicers or subservicers maintain specified servicer ratings, and failure by our servicers or subservicers to maintain the minimum rating could result in adverse adjustments to our advance rates, liquidity and profitability. Failure to maintain minimum or specified ratings could adversely affect dealings with contractual counterparties, including GSEs and regulators. In addition, some PSAs also require that the servicer or subservicer maintain specified servicer ratings. The failure to maintain the specified rating could result in the termination of the servicer under such PSAs. If Ocwen is terminated as servicer, and if Ocwen is unable to make any applicable indemnification payments owed to us, we could lose a substantial portion or all of the value of the related Notes receivable – Rights to MSRs (see discussion of the BlueMountain allegations that follow).

During February and March 2015, Ocwen received two notices of servicer termination affecting four separate PSAs underlying our Notes receivable – Rights to MSRs due to servicer rating downgrades. While we believe the financial impact of the termination of servicing under these four PSAs would be immaterial to our overall financial condition, Ocwen could be subject to further terminations as a result of its failure to maintain required minimum servicer ratings, which could have an adverse effect on our business, financing activities, financial condition and results of operations.

Additionally, if Ocwen fails to ensure its servicing advances comply with the terms of the PSAs, then any such improperly made servicing advances may not be eligible for financing under our advance financing facilities and/or may not be reimbursable by the related securitization trusts or other owners of the mortgage loans. Ocwen may be unwilling or unable to make indemnification payments for losses we incur related to unrecoverable advances.

Our advance financing facilities and certain Other borrowings have cross default provisions to Ocwen’s senior secured term facility, and there may occur an event of default under Ocwen’s senior secured debt facility.

If Ocwen becomes subject to a bankruptcy proceeding, our business could be materially and adversely impacted by potential court rulings or other actions or events, including, but not limited to, the following:

•	A sale of Residential Mortgage Assets or other assets could be re-characterized in an Ocwen bankruptcy proceeding as a financing secured by such Residential Mortgage Assets. If such a recharacterization occurs, the validity or priority of our security interest in the Residential Mortgage Assets or other assets could be challenged in a bankruptcy proceeding of Ocwen. If the sale of Residential Mortgage Assets or other assets is recharacterized as a secured financing, payments made by Ocwen to us prior to Ocwen commencing its bankruptcy proceeding could be challenged and subject to recovery as preferential transfers;

•	Payments made to us by Ocwen, or obligations incurred by Ocwen to us, could be challenged as fraudulent conveyances;

•	The purchase agreement with Ocwen pursuant to which we may agree to purchase mortgage servicing rights, associated servicing advances and other related assets from Ocwen from time to time (the “Purchase Agreement”) could be rejected in an Ocwen bankruptcy proceeding;

•	A bankruptcy court could stay a transfer of servicing to another servicer;

•	Ocwen could discontinue servicing;

•	The automatic stay under the United States Bankruptcy Code may prevent the ongoing receipt of servicing fees or other amounts due; or

•	A bankruptcy of Ocwen defaults our advance financing facilities and negatively impacts our ability to continue to purchase servicing advances.

In addition, Ocwen has disclosed that certain of its debt facilities will mature during 2015. If Ocwen is not able to repay or refinance these obligations as they come due, Ocwen may become the subject of a bankruptcy proceeding.

Any of the foregoing events could have a material adverse effect on our financial condition and operating results.

On January 23, 2015, counsel to BlueMountain, which has represented that it is the investment manager of funds that hold certain Series 2012-T2 and Series 2013-T3 Notes (the “Notes”, which are more fully described in Note 7) issued by HLSS Servicer Advance Receivables Trust (the “HSART Trust”), sent a letter to HLSS Holdings, LLC (“HLSS Holdings”), the HSART Trust, Ocwen and Deutsche Bank National Trust Company (the “Indenture Trustee”), asserting certain alleged events of default under the indenture governing Notes issued by the HSART Trust. BlueMountain has publicly stated that it has taken a “short position” on behalf of certain funds in the stock of HLSS and Ocwen. On February 20, 2015, counsel to BlueMountain sent another letter asserting certain alleged events of default under the indenture governing Notes issued by the HSART Trust. The alleged defaults are related to the Ocwen servicer downgrade and other regulatory matters described above. An event of default under the HSART Trust could result in the revolving facilities within HSART Trust to cease revolving, which would impact our ability to fund the purchase of advances.

On February 17, 2015, HLSS Holdings and our wholly-owned subsidiary HLSS Servicer Advance Facility Transferor, LLC, the depositor to the HSART Trust (the “Depositor”), entered into an agreement (the “Agreement”) with the Indenture Trustee. Pursuant to the Agreement, the parties agreed, among other things, that during the term of the Agreement the Indenture Trustee will not commence a judicial proceeding to seek judicial guidance regarding the allegations made in the BlueMountain letter prior to April 15, 2015, and HLSS Holdings and the Depositor agreed to allow the Indenture Trustee to withhold from distribution certain excess funds that would otherwise be distributable to the Depositor in an amount up to the Interest Accrual Differential for the related interest accrual period under the HSART Trust indenture. The “Interest Accrual Differential” means, with respect to any interest accrual period under the HSART Trust indenture beginning with the interest accrual period relating to the February 17, 2015 monthly payment date thereunder and any class of HSART Trust notes issued prior to January 17, 2014, an additional 3.00% per annum over the effective interest rate. The Depositor and HLSS Holdings subsequently agreed to allow the Indenture Trustee to withhold on the same basis with respect to HSART Trust notes issued on or after January 17, 2014. The effect of this agreement will be to increase the amount deposited and held in Debt service accounts by approximately $11.8 million per month.

Management’s Plan

On February 22, 2015, we entered into an Agreement and Plan of Merger (the “Old Merger Agreement”) with New Residential Investment Corp., a Delaware corporation (“NRZ”), and Hexagon Merger Sub, Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of NRZ (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub would merge with and into us (the “Old Merger”).

During the month of February 2015, our management developed a management plan that included the following elements:

•	Entering into the Old Merger Agreement with NRZ;

•	Negotiating certain commitments from various lenders for replacement advance financing, though never consummated;

•	Selling our entire portfolio of RPLs for an immaterial gain and concurrently repaying the related borrowings in full;

•	Marketing our Government National Mortgage Association (“GNMA”) early buy-out (“EBO”) loan portfolios and extending the maturity of the related borrowings to allow for continued marketing;

•	Working closely with our legal counsel to address BlueMountain’s allegations of default, which we believe are without merit, and any potential impact of such allegations on our advance financing facilities; and

•	Amending our senior secured term loan facility agreement to extend the deadline to furnish annual financial statements to April 10, 2015, to amend certain terms of cross default to our advance financing facilities and to permit an amendment to the subservicing agreement with Ocwen (the “Subservicing Agreement”).

On April 6, 2015, HLSS, HLSS Holdings and Ocwen entered into an amendment to the Purchase Agreement and the sale supplements (effective upon completion of the Asset Sale described below) to, among other things, (i) obtain Ocwen’s consent to the assignment by HLSS of its interest under the Purchase Agreement and each sale supplement, (ii) provide that HLSS Holdings will not become the named servicer in connection with any Rights to MSRs, or direct the replacement of Ocwen as named servicer, before April 6, 2017 except under certain limited circumstances, (iii) extend the scheduled term of Ocwen’s servicing appointment under each sale supplement until the earlier of 8 years from the date of such sale supplement and April 30, 2020, and (iv) provide that Ocwen will reimburse HLSS Holdings for certain increased financing costs resulting from servicer rating downgrades of Ocwen. In addition, under such amendment (x) Ocwen agrees to exercise any “clean-up call” rights under any servicing agreement related to Rights to MSRs only at the direction of HLSS and to sell to HLSS, on an “as-is” basis, the economic beneficial interest in the right to purchase the mortgage loans and other assets in the trust for each designated servicing agreement pursuant to such clean-up call rights and (y) HLSS agrees to pay to Ocwen a fee equal to 0.50% of the outstanding balance of the performing mortgage loans purchased in connection with any such exercise and to pay Ocwen’s related costs and expenses of exercise.

On April 6, 2015, to best address concerns relating to our ability to operate as a going concern and the associated impact on our business on an expedited basis, we agreed with NRZ and Merger Sub to terminate the Old Merger Agreement and immediately complete the sale of substantially all of our assets (the “Asset Sale”). The Asset Sale was made in accordance with the terms and conditions of a Share and Asset Purchase Agreement entered into on April 6, 2015 (the “NRZ Purchase Agreement”) between us, NRZ, MSR-EBO Acquisitions LLC (“HLSS MSR-EBO”) and HLSS Advances Acquisition Corp. (“HLSS Advances”). In connection with the Asset Sale, among other things, (i) HLSS MSR-EBO acquired substantially all of the assets of the Company (including all of the issued share capital of HLSS Luxco 1B S.à r.l. (“Luxco 1B”)) and (ii) HLSS Advances acquired all of the issued share capital of HLSS Luxco 1A S.à r.l. (“Luxco 1A”) and assumed substantially all of the liabilities of the Company, including certain post-closing liabilities of the Company. In exchange, the Company received an amount in cash equal to $1.0 billion plus 28,286,980 newly issued shares of NRZ common stock with a par value $0.01 per share. In conjunction with the Asset Sale, our senior secured term loan facility was retired.

Concurrently with the execution of the NRZ Purchase Agreement, our Board of Directors adopted and approved a plan of complete liquidation and dissolution (the “Liquidation Plan”), pursuant to which we will (1) cease our business activities other than such activities that are necessary to carry out the provisions of the Liquidation Plan, (2) pay or make adequate provision for operating expenses expected to be incurred through the completion of the Liquidation Plan and (3) distribute to our shareholders in one or more distributions, (a) the cash received by the Company in the Asset Sale and the net proceeds from the sale of NRZ common stock received by the Company in the Asset Sale, less (b) amounts used to pay the liabilities of the Company and less a reserve in the amount of $50 million that will be held by the Company at the discretion of the Board to ensure that the Company will be able to meet known and unknown liabilities up to the date of the consummation of the transactions contemplated by the New Merger (as defined below) or, if the transactions contemplated by the New Merger are not consummated, the date of the final liquidating distribution after settlement of the liabilities and to ensure that the Company has available resources in the event that it is necessary to enforce against third parties any contractual or other rights of the Company or its officers or directors. If the New Merger is consummated, our shares will be converted automatically into the right to receive $0.69 per share in cash without interest (the “Merger Consideration”). If the New Merger is not consummated and post-closing expenses and liabilities do not exceed $50 million, it is anticipated that a further cash distribution will be made to shareholders.

Immediately following the closing of the Asset Sale contemplated by the NRZ Purchase Agreement, we entered into: (i) an Agreement and Plan of Merger (the “New Merger Agreement”) with NRZ and Merger Sub, pursuant to which, among other things, the Company will be merged with and into Merger Sub (the “New Merger”), with the Company ceasing its corporate existence and Merger Sub surviving the New Merger, (ii) a Services Agreement, pursuant to which HLSS Advances Acquisition Corp. will provide us with certain services following the consummation of the Asset Sale, including, among other things, handling (including defending, prosecuting or resolving) all claims, disputes or controversies (including any litigation, arbitration, governmental investigations or inquiries or any other proceedings or negotiations) in which the Company is a party or may otherwise be involved and (iii) a Registration Rights Agreement to memorialize certain rights relating to the registration of shares of NRZ common stock to be held by the Company upon the closing of the Asset Sale. On the terms and subject to the conditions set forth in the New Merger Agreement, at the effective time of the New Merger (the “Effective Time”), each ordinary share, par value $0.01 per share, of the Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by any direct or indirect wholly-owned subsidiary of NRZ (other than Merger Sub) or of Merger Sub and Company Shares as to which dissenters’ rights have been properly exercised) will be converted automatically into the right to receive the Merger Consideration. The parties’ obligations to consummate the New Merger are subject to certain closing conditions, including approval of the New Merger by the requisite vote of the shareholders, the absence of any legal restraints that would prohibit the consummation of the New Merger and other conditions customary for a transaction of this type. Each of us, NRZ and Merger Sub has made certain customary representations, warranties and covenants in the New Merger Agreement, including, among other things, covenants related to the conduct of our business during the interim period between the execution of the New Merger Agreement and the consummation of the New Merger. The New Merger Agreement provides for certain termination rights for both us and NRZ, including, if approval of the New Merger by the requisite vote of the shareholders is not obtained or if the New Merger is not consummated by the nine month anniversary of the date of the New Merger Agreement.

Other Recent Developments

On September 15, 2014, the Company received a subpoena from the SEC requesting that it provide certain information related to the Company’s prior accounting conventions for and valuations of our Notes receivable – Rights to MSRs that resulted in the restatement of our consolidated financial statements for the years ended December 31, 2013 and 2012 and for the quarter ended March 31, 2014 during August 2014. On December 22, 2014, the Company received a subpoena from the SEC requesting that it provide information related to certain governance documents and transactions and certain communications regarding the same. The Company is cooperating with the SEC in these matters.

As a result of Ocwen’s settlement agreement with the NY DFS, on January 16, 2015, William C. Erbey stepped down as non-executive Chairman of the Board of Directors of the Company, Ocwen, Altisource, AAMC and Residential. Concurrently, Robert J. McGinnis was appointed as non-executive Chairman of HLSS.

On January 14, 2015, our Moody’s credit rating was downgraded to B3/Negative and on January 16, 2015, S&P affirmed its credit rating of B+ but downgraded our outlook from Stable to Negative. On February 24, 2015, Moody’s announced that it would review our credit rating for potential upgrade subsequent to our announcement of the Old Merger Agreement on February 22, 2015.

On March 18, 2015, we received notification from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1) for continued listing due to the Company not having timely filed its Annual Report on Form 10-K for the year ended December 31, 2014.

On March 23, 2015, the Company received a subpoena from the SEC requesting that it provide information concerning communications between the Company and certain investment advisors and hedge funds. The SEC also requested documents relating to the Company’s structure, certain governance documents and any investigations or complaints connected to trading in the Company’s securities. The Company is cooperating with the SEC in this matter.

1B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

We prepared the accompanying audited Consolidated Financial Statements in conformity with US GAAP, which requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Material estimates that are particularly significant relate to our fair value measurements of Notes receivable – Rights to MSRs. Prior to our IPO on March 5, 2012 we were a developmental stage company. Therefore, our results for the year ended December 31, 2012 do not reflect a full twelve months of operations and are not fully comparable to the results for the year ended December 31, 2014 or 2013.

Principles of Consolidation

Our financial statements include the accounts of HLSS and its wholly owned subsidiaries as well as four variable interest entities (“VIEs”) of which we are the primary beneficiary. We eliminate intercompany accounts and transactions in consolidation.

We evaluate each special purpose entity (“SPE”) for classification as a VIE. When an SPE meets the definition of a VIE and we determine that HLSS is the primary beneficiary, we include the SPE in our Consolidated Financial Statements.

Our Match funded advances are in two SPEs along with related Match funded liabilities (the “Match Funded Advance SPEs”). We determined that these SPEs are VIEs of which we are the primary beneficiaries. The accounts of these SPEs are included in our Consolidated Financial Statements.

Match funded advances on loans serviced for others result from our transfers of residential loan servicing advances to SPEs in exchange for cash. The SPEs issue debt supported by collections on the transferred advances. We made these transfers under the terms of our advance facility agreements. These transfers do not qualify for sale accounting because we retain control over the transferred assets. As a result, we account for these transfers as financings and classify the transferred advances on our Consolidated Balance Sheet as Match funded advances and the related liabilities as Match funded liabilities. We use collections on the Match funded advances pledged to the SPEs to repay principal and to pay interest and the expenses of the SPEs. Holders of the debt issued by the SPEs can look only to the assets of the entity itself for satisfaction of the debt and have no recourse against HLSS.

Our Loans held for investment are in two SPEs along with related Other borrowings (the “Mortgage Loans SPEs”). We determined that these SPEs are VIEs of which we are the primary beneficiaries. The accounts of these SPEs are included in our Consolidated Financial Statements.

Loans held for investment are transferred to SPEs in exchange for cash, and the SPEs issue debt collateralized by these loans. These transfers do not qualify for sale accounting because we retain control over the transferred assets. As a result, we account for these transfers as financings and classify the transferred loans on our Consolidated Balance Sheet as Loans held for investment and the related liabilities as Other borrowings. We use collections on the Loans held for investment pledged to the SPEs to repay principal and to pay interest and the expenses of the SPEs. Holders of the debt issued by the SPEs can look beyond the assets of the SPEs for satisfaction of the debt and therefore have recourse against HLSS. It is our expectation that the cash flows of the SPEs will be sufficient to meet all claims of the debt holders. HLSS is responsible for making any principal or interest payments to the debt holders not covered by the cash flows of the SPEs.

The following tables summarize the assets and liabilities of our consolidated SPEs at the dates indicated:

At December 31, 2014	Match Funded Advance SPEs	Mortgage Loans SPEs	Total

Match funded advances	$6,121,595	$—	$6,121,595
Loans held for investment	—	815,663	815,663
Related party receivables (1)	—	3,885	3,885
Other assets (2)	134,955	139,114	274,069

Total assets	$6,256,550	$958,662	$7,215,212

Match funded liabilities	$5,624,088	$—	$5,624,088
Other borrowings (3)	—	815,986	815,986
Related party payables	5,285	794	6,079
Other liabilities	4,951	4,308	9,259

Total liabilities	$5,634,324	$821,088	$6,455,412

At December 31, 2013	Match Funded Advance SPEs	Mortgage Loans SPEs	Total

Match funded advances	$6,387,781	$—	$6,387,781
Loans held for investment	—	—	—
Related party receivables (1)	60,239	—	60,239
Other assets (2)	119,902	—	119,902

Total assets	$6,567,922	$—	$6,567,922

Match funded liabilities	$5,715,622	$—	$5,715,622
Other borrowings (3)	—	—	—
Related party payables	—	—	—
Other liabilities	4,673	—	4,673

Total liabilities	$5,720,295	$—	$5,720,295

(1)	Related party receivables principally include Match funded advance collections that were in-transit to pay down our Match funded liabilities as of each presented period. See Note 17 for more information about our Related party receivables.
(2)	Other assets principally include debt service accounts, claims receivable from the FHA and debt issuance costs. See Note 6 for more information about our Other assets.
(3)	Other borrowings include the carrying value of our borrowings to acquire Loans held for investment. See Note 8 for more information about our Other borrowings.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing demand deposits with financial institutions with original maturities of 90 days and less. There were no restrictions on the use of our cash and cash equivalents balances as of December 31, 2014 and 2013.

Servicing Activities and Match Funded Advances

Residential mortgage loan servicers manage the billing, collections and loss mitigation activities associated with mortgage loans that are originated by banks or other lenders. Servicers send borrowers monthly account statements, collect monthly mortgage payments, remit such payments to the owner of the mortgage loan, answer customer service inquiries and maintain custodial accounts to hold borrower payments of principal and interest and amounts received from borrowers to pay real estate taxes and insurance with respect to the properties securing the mortgage loans and pay such real estate taxes and insurance premiums from the custodial accounts. A servicer also remits collections on the mortgage loans from the custodial accounts to the trustee of the applicable securitization trust to make payments on the related mortgage-backed securities and prepares and delivers monthly and annual reports to the trustee. A servicer may also be required to advance its own funds to cover shortfalls in collections of principal and interest from borrowers, to pay property and casualty insurance premiums and real estate taxes on a property and to cover the costs associated with protecting or foreclosing on a property. If borrowers become delinquent on loans, the servicer generally may conduct loss mitigation activities to reduce loan delinquencies and losses by working with borrowers to collect payments and modify loans or enforce the lenders’ remedies, which may include initiating foreclosure procedures and selling the properties.

We are obligated to purchase the servicing advances made by Ocwen pursuant to the PSAs as part of the purchase agreements related to our Rights to MSRs acquired from Ocwen. Servicing advances serve as collateral under the terms of our advance facilities, and we therefore classify the servicing advances we purchase from Ocwen as Match funded advances.

Match funded advances generally fall into one of three categories:

•	“Principal and Interest Advances” are cash payments made by the servicer to the owner of the mortgage loan to cover scheduled payments of principal and interest on a mortgage loan that have not been paid on a timely basis by the borrower.

•	“Taxes and Insurance Advances” are cash payments made by the servicer to third parties on behalf of the borrower for real estate taxes and insurance premiums on the property that have not been paid on a timely basis by the borrower.

•	“Corporate Advances” are cash payments made by the servicer to third parties for the costs and expenses incurred in connection with the foreclosure, preservation and sale of the mortgaged property, including attorneys’ and other professional fees.

Match funded advances are usually reimbursed from amounts received with respect to the related mortgage loan, including payments from the borrower or amounts received from the liquidation of the property securing the loan which is referred to as “loan level recovery.” Servicers generally have the right to cease making servicing advances on a loan if they determine that advances are not recoverable at the loan level. With respect to the Rights to MSRs that we own, Ocwen makes this determination in accordance with its stop advance policy. In the event that loan level recovery is not sufficient to reimburse the servicer in full for servicing advances made with respect to a mortgage loan, most of our PSAs provide that the servicer is entitled to be reimbursed from collections received with respect to other loans in the same securitized mortgage pool which is referred to as “pool level recovery.” We do not receive interest on Match funded advances.

We may record a charge to earnings to the extent that we believe Match funded advances are uncollectable or for which we are not able to obtain indemnification from Ocwen (we recorded no such charges for the years ended December 31, 2014, 2013, or 2012) under the provisions of each servicing contract taking into consideration the projected collections under the applicable loan or pool relative to the Match funded advances outstanding and the projected future Match funded advances. However, the servicer is generally only obligated to advance funds to the extent that it believes the advances are recoverable from expected proceeds from the loan. Ocwen assesses collectability using proprietary cash flow projection models which incorporate a number of different factors, depending on the characteristics of the mortgage loan or pool, including, for example, time to a foreclosure sale, estimated costs of foreclosure action, future property tax payments and the value of the underlying property net of carrying costs, commissions and closing costs.

Notes Receivable – Rights to MSRs and Related Interest Income

In connection with our purchase of the Rights to MSRs we received all the rights and rewards of ownership of mortgage servicing rights absent the necessary approvals required to allow us to become the named servicer under the applicable PSAs. Accounting Standards Codification (“ASC”) 860, Transfers and Servicing, specifically prohibits accounting for a transfer of servicing rights as a sale if legal title to such servicing rights has not passed to the purchaser. As a result, we are required to account for the purchase of the Rights to MSRs as a financing transaction. We initially recorded the Notes receivable – Rights to MSRs at the purchase price of the Rights to MSRs. At each reporting date, we determine the fair value and adjust the carrying value of the Notes receivable – Rights to MSRs to this amount. Our Notes receivable – Rights to MSRs include a concentration in subprime and Alt-A assets. The total unpaid principal balance (“UPB”) underlying our Notes receivable – Rights to MSRs was $160,785,280 and $180,403,280 as of December 31, 2014 and 2013, respectively.

Interest income – notes receivable – Rights to MSRs represents the servicing fees earned on the underlying mortgage servicing rights less any amounts due to Ocwen for the servicing activities that it performs. In addition, Interest income – notes receivable – Rights to MSRs is reduced by amortization of the Notes receivable – Rights to MSRs and is increased or decreased by incremental changes in the fair value of the Note receivable – Rights to MSRs. Interest income is our primary source of income.

Ocwen is the named servicer for the mortgage loans underlying the Rights to MSRs and therefore receives the servicing fees associated with the mortgage servicing rights; however, Ocwen pays these servicing fees to us under the terms of the related purchase agreements and sale supplements specific to each asset purchase. We pay Ocwen a monthly base fee equal to 12% of the servicing fees collected each month. The monthly base fee payable to Ocwen varies from month to month based on the level of collections of principal and interest for the mortgage loans serviced. Ocwen also receives a performance based incentive fee to the extent the servicing fee revenue that it collects for any given month exceeds the sum of the monthly base fee and the retained fee.

The amount, as expressed in terms of basis points of the average UPB of the mortgage loans serviced, used to calculate the retained fee is a contractually agreed upon amount. If we do not receive an amount equal to the retained fee in any given month, as expressed in terms of basis points of the average UPB of the mortgage loans serviced, this creates a shortfall in our targeted gross servicing margin. Should this occur, Ocwen will not earn a performance based incentive fee for any month that there is such a shortfall, or in any subsequent month, until we have recovered such shortfall from amounts that would otherwise be available to pay future performance based incentive fees to Ocwen.

As determined by the terms of the various sale supplements with respect to each mortgage servicing right, the performance based incentive fee payable in any month will be reduced by an amount equal to one month LIBOR + 275 bps per annum of the amount of any such excess servicing advances if the advance ratio exceeds a predetermined level for that month.

See Note 12 for more information about how we calculate Interest income – notes receivable – Rights to MSRs.

Loans Held for Investment and Related Interest Income

Loans held for investment consist of residential mortgage loans acquired from others during 2014. Each acquired loan is evaluated at acquisition to determine if the loan is impaired at the time of acquisition.

The Company evaluates purchased loans that are not deemed impaired upon acquisition in accordance with the provisions of ASC 310-20, Receivables – Nonrefundable Fees and Other Costs. The fair value premium or discount on these loans is amortized into interest income over the weighted average life of the loans using a level yield method. At December 31, 2014, only our GNMA EBO loans, a portion of which we acquired from Ocwen, are accounted for under ASC 310-20; therefore, interest income is accrued at the amount that we are guaranteed to receive under either the related purchase agreement or by the Federal Housing Administration (“FHA”), which is the amount of interest we ultimately expect to receive.

For loans accounted for under ASC 310-20, we periodically evaluate whether all contractual payments will be collected as scheduled according to the contractual terms. We incorporate the probable recovery of such payments resulting from the FHA insurance in this analysis, as applicable. We recognized no loan impairments for the year ended December 31, 2014.

We periodically evaluate whether our Loans held for investment, including individual loans and pools of loans, should be placed on non-accrual status. All of our Loans held for investment remained on accrual status for the year ended December 31, 2014.

The Company evaluates purchased impaired loans in accordance with the provisions of ASC 310-30, Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality. Purchased loans are considered impaired if there is evidence of credit deterioration since origination and if it is probable that not all contractually required payments will be collected. At December 31, 2014, only our portfolio of re-performing loans (“RPLs”) are accounted for under ASC 310-30.

For loans accounted for under ASC 310-30, we periodically estimate cash flows expected to be collected, adjusted for expected prepayments, on pools of loans sharing common risk characteristics which are treated in the aggregate when applying various valuation techniques. We evaluate at each balance sheet date whether the present value of our pools of loans determined using the effective interest rates has decreased and, if so, recognize a provision for loan loss. For any increases in cash flows expected to be collected, we reduce any loss provisions previously recorded, if applicable, and then adjust the amount of accretable yield recognized on a prospective basis over the pool’s remaining life. We recognized no provisions for loan loss nor any adjustments to the amount of the accretable yield for the year ended December 31, 2014.

We record interest income on our Loans held for investment as a component of Interest income – other in our Consolidated Statement of Operations. See Note 12 for additional information on our interest income.

Effective December 31, 2014, we adopted the provisions of Accounting Standards Update (“ASU”) 2014-04. This ASU requires that when an in substance repossession or foreclosure occurs; that is, when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized. This amendment did not have a material impact on our Consolidated Financial Statements.

Effective December 31, 2014, we adopted the provisions of ASU 2014-14. Therefore, upon foreclosure of GNMA EBO loans for which we have made or intend to make a claim on the FHA guarantee, we reclassify the carrying amount of the loan to Claims receivable from FHA, which is recorded within Other assets on our Consolidated Balance Sheets. As a result of our adoption of this ASU, we have classified $109,586 of foreclosed properties and outstanding FHA claims as Claims receivable from FHA within our Other assets. See Note 6 for further information.

On February 20, 2015, we sold our RPL portfolio to an unrelated third party purchaser. See Note 19 for further information regarding this transaction.

Derivative Financial Instruments

We are party to interest rate swap agreements that we recognize on our Consolidated Balance Sheet at fair value within Other assets and Other liabilities. On the date we entered into our interest rate swap agreements, we designated and documented them as hedges of the variable cash flows payable for floating rate interest expense on our borrowings (cash flow hedge). To qualify for hedge accounting, a derivative must be highly effective at reducing the risk associated with the hedged exposure. In addition, the documentation must include the risk management objective and strategy. We periodically assess and document the derivatives’ effectiveness and expected effectiveness in offsetting the changes in the fair value or the cash flows of the hedged items. To assess effectiveness, we use statistical methods, such as regression analysis, as well as nonstatistical methods including dollar-offset analysis. For a cash flow hedge, to the extent that it is effective, we record changes in the estimated fair value of the derivative in accumulated other comprehensive income (“AOCI”.) We subsequently reclassify these changes in estimated fair value to Net income in the same period, or periods, that the hedged transaction affects earnings and in the same financial statement category as the hedged item.

If a derivative instrument in a cash flow hedge is terminated or the hedge designation is removed, we reclassify related amounts in AOCI into earnings in the same period or periods during which the cash flows that were hedged affect earnings. In a period where we determine that it is probable that a hedged forecasted transaction will not occur, such as variable-rate interest payments on debt that has been repaid in advance, any related amounts in AOCI are reclassified into earnings in that period.

We do not apply offsetting as part of our accounting for derivative assets and liabilities and the related collateral amounts.

See Notes 3 and 11 for additional information regarding our interest rate swap agreements.

Match Funded Liabilities

Substantially all of our outstanding Match funded advances are pledged to advance financing facilities. Match funded liabilities are a form of non-recourse debt that are collateralized by our Match funded advances. Our Match funded liability balance is driven primarily by the level of servicing advances and the advance borrowing rate which is defined as the collateral value of servicing advances divided by total servicing advances. The advance borrowing rates, which are different for each of six advance types, were set at levels that enabled each class of notes issued pursuant to the advance financing facilities to meet rating agency criteria. In addition, we are able to pledge deferred servicing fees as collateral for our Match funded liabilities.

Under the terms of the related indenture, the SPEs created in connection with the Match funded liabilities are subject to various qualitative and quantitative covenants. We believe that we are currently in compliance with the following covenants:

•	Restrictions on future investments and indebtedness;

•	Restrictions on sale or assignment of Match funded advances; and

•	Monitoring and reporting of various specified transactions or events, including specific reporting on defined events affecting collateral underlying the indenture.

See Note 7 for additional information regarding our Match funded liabilities.

Other Borrowings

Other borrowings consists of financing arrangements that are collateralized by assets other than our Match funded advances, including our senior secured term loan facility, which is collateralized by the general assets of HLSS, and three other financing facilities, which are collateralized by specific assets. The senior term loan facility was issued at a discount to par, and this original issue discount is being accreted into Interest expense over the life of the facility. The remaining Other borrowings were issued at par. See Note 8 for additional information regarding our Other borrowings.

Interest Income – Other

Interest income – other consists of interest we earn on our operating bank accounts, the custodial account balances related to the mortgage loans serviced which are not included in our Consolidated Balance Sheets, and interest earned on our Loans held for investment (as described above under the header “Loans Held for Investment and Related Interest Income”). When we acquire Notes receivable – Rights to MSRs, we also acquire the right to earn interest income on all custodial account balances associated with the related PSAs. See Note 12 for additional information on our interest income.

Related Party Revenue

Related party revenue consists of amounts due to us from Ocwen under the terms of the Ocwen Professional Services Agreement. Under the Ocwen Professional Services Agreement, we receive revenue for providing certain services to Ocwen, which may include valuation and analysis of mortgage servicing rights, capital markets activities, advance financing management, treasury management, legal services and other similar services. We recognize revenue under the Ocwen Professional Services Agreement based on actual costs incurred plus an additional markup of 15%. See Note 17 for more information regarding our related party transactions.

Operating Expenses

Our operating expenses consist largely of Compensation and benefits for our employees. In addition, we incur General and administrative expenses for facilities, technology, communication, bank fees and other expenses typical of public companies, including audit, legal and other professional fees.

Related Party Expenses

Related party expenses consist of administrative services pursuant to the Altisource Administrative Services Agreement and the services provided by Ocwen to us under the Ocwen Professional Services Agreement. See Note 17 for more information regarding our related party transactions.

Interest Expense

We primarily finance servicing advances with Match funded liabilities that accrue interest. Interest expense also includes interest incurred on our Other borrowings, amortization of debt issuance costs and net interest payable on our interest rate swaps.

Interest expense is sensitive to the Match funded advance balance, which is driven primarily by the delinquency rates and the amount of UPB serviced. The speed at which delinquent loans are resolved affects our Interest expense. For example, slower resolution of delinquencies will result in higher servicing advance balances and higher Interest expense. In order to mitigate the Interest expense impact of higher servicing advance balances, we reduce the performance based servicing fee payable to Ocwen in any month in which the advance ratio exceeds a predetermined level for that month. Periodic issuances of fixed rate term notes also helps to protect us from the risk of rising interest rates. We earn Interest income at market interest rates on the custodial account balances related to the mortgage loans serviced, which are not included in our Consolidated Balance Sheets. Lastly, we use interest rate swaps to hedge a portion of our variable interest rate exposure. See Notes 3 and 11 for additional information regarding our interest rate swap agreements.

Income Taxes

We were incorporated as an exempted company in the Cayman Islands which currently does not levy income taxes on individuals or companies. We also maintain operating subsidiaries subject to corporate taxation in the United States and Luxembourg.

We expect to be treated as a PFIC under U.S. federal income tax laws with respect to our investing activities. With the exception of our U.S. subsidiaries, we do not expect to be treated as engaged in a trade or business in the U.S. and thus do not expect to be subject to U.S. federal income taxation on the majority of our earnings.

We account for income taxes using the asset and liability method, which requires the recognition of Deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. See Note 15 for more information regarding our Income taxes.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is computed by dividing reported Net income available to ordinary shareholders by weighted average number of ordinary shares outstanding during each period. Net income available to ordinary shareholders is calculated using the two-class method, which is an earning allocation method for computing EPS when an entity’s capital structure includes ordinary shares and participating securities. The two-class method determines EPS based on dividends declared on ordinary shares and participating securities (i.e., distributed earnings) and participation rights of participating securities in any undistributed earnings. The application of the two-class method is required because the Company’s vested stock options that contain a non-forfeitable right to dividends or dividend equivalents.

Diluted EPS is computed by dividing reported Net income by the sum of the weighted average ordinary shares and all potential dilutive ordinary shares outstanding during the period. Potential dilutive ordinary shares includes incremental ordinary shares deemed outstanding from the assumed exercise of stock options.

See Note 10 for additional information regarding our basic and diluted EPS.

Dividends

When our Board of Directors declares cash dividends, we record Dividends payable and charge Retained earnings for the total amount of the dividends declared. If we lack sufficient Retained earnings to pay the full amount of dividends declared, we charge the excess amount to Additional paid-in capital.

Recent Accounting Pronouncements

ASU 2013-11. This ASU provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit exists. Previously, there was diversity in practice, and this ASU is expected to eliminate that diversity in practice. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Our adoption of this standard effective January 1, 2014, did not have a material impact on our Consolidated Financial Statements.

ASU 2014-06. This ASU provides technical corrections and improvements to Accounting Standards Codification glossary terms. Our adoption of this standard, effective March 14, 2014, did not have a material impact on our Consolidated Financial Statements.

ASU 2014-15. The amendments in this ASU provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are effective for fiscal years and interim periods ending after December 15, 2016.

2. ASSET ACQUISITIONS

On March 3, 2014, we acquired GNMA EBO loans with UPB of $549,411 from Ocwen. Because these loans earn interest at a rate that is higher than current market rates, the loans were purchased at a premium to par, resulting in a total purchase price of $556,618. We amortize the purchase price premium over the expected life of the portfolio using the interest method of accounting. These loans are insured by the FHA, making the collectability of the entire balance of these loans reasonably assured. We account for these GNMA loans as Loans held for investment.

Ocwen initially acquired these loans through the GNMA EBO program, which allows servicers of federally insured or guaranteed loans to buy delinquent loans from the applicable loan securitization pools. We also financed the GNMA EBO advances related to the GNMA EBO loans, and we account for this arrangement as a financing transaction because Ocwen retained title and all other rights and rewards associated with the GNMA EBO advances. Collectively, the purchase of GNMA EBO loans and financing of the related advances are referred to as the “EBO Pool 1 Transaction.”

On October 16, 2014, HLSS purchased a portfolio of EBO loans from an unrelated third party with a total UPB of $142,532. The loans were purchased at a discount to par, resulting in a total purchase price of $141,358. In accordance with ASC 310-20, we will recognize the excess cash flows over the purchase price as interest income on a level yield basis. These loans are insured by the FHA, making the collectability of the entire balance of these loans reasonably assured. The purchase of these EBO loans are referred to as the “EBO Pool 2 Transaction.” We account for these GNMA loans as Loans held for investment.

Our GNMA EBO loans are in a Mortgage Loans SPE along with the related financing facility (the “EBO Facility”), which is more fully described in Note 8. The accounts of this SPE are included in our Consolidated Financial Statements. These transfers to the SPE do not qualify for sale accounting because we retain control over the transferred assets. As a result, we account for these transfers as financings and classify the transferred GNMA EBO loans on our Consolidated Balance Sheet as Loans held for investment and the related liabilities as Other borrowings. We use collections on the GNMA EBO loans pledged to the SPE to repay principal and to pay interest and the expenses of the entity. The holders of the debt issued by this SPE can look beyond the assets of the SPE for satisfaction of the debt and therefore have recourse against HLSS. It is our expectation that, since our GNMA EBO loans are insured by the FHA, the cash flows of this SPE will be sufficient to meet all claims of the debt holders. HLSS is responsible for making any principal or interest payments to the debt holders not covered by the cash flows of the SPE.

On June 27, 2014, HLSS purchased a portfolio of RPLs from a third party seller with a UPB of $396,939 (the “RPL Transaction”). Because RPLs have historically experienced default conditions, are not insured by any agency and earn interest at a rate that is lower than current market rates, the loans were purchased at a discount of par equivalent to thirty percent of UPB, resulting in a total purchase price of $276,248. These loans were purchased credit impaired. In accordance with ASC 310-30, we will recognize the excess cash flows over the purchase price as interest income on a level yield basis. We account for these RPLs as Loans held for investment.

On July 31, 2014, HLSS completed a follow-on purchase of RPLs from a third party seller with a UPB of $92,908 (the “RPL Follow-on Transaction”) under substantially the same terms and conditions as the RPL Transaction. The total purchase price was $67,647, and we will recognize the excess cash flows over the purchase price as interest income on a level yield basis in accordance with ASC 310-30. We account for these RPLs as Loans held for investment.

Ocwen serviced the RPLs prior to the RPL Transaction and the RPL Follow-on Transaction, and Ocwen remains the servicer subsequent to the acquisitions.

Our RPLs are in a Mortgage Loans SPE along with the related financing facility (the “RPL Facility”), which is more fully described in Note 8. The accounts of this SPE are included in our Consolidated Financial Statements. The transfers to the SPE do not qualify for sale accounting because we retain control over the transferred assets. As a result, we account for these transfers as financing and classify the transferred RPLs on our Consolidated Balance Sheet as Loans held for investment and the related liabilities as Other borrowings. We use collections on the RPLs pledged to the SPE to repay principal and to pay interest and the expenses of the entity. The holders of the debt issued by this SPE can look beyond the assets of the SPE for satisfaction of the debt and therefore have recourse against HLSS. It is our expectation that the cash flows of this SPE will be sufficient to meet all claims of the debt holders. HLSS is responsible for making any principal or interest payments to the debt holders not covered by the cash flows of the SPE.

The following table summarizes the purchase price of assets we acquired during the year ended December 31, 2014 and reconciles the cash used to acquire such assets:

EBO Pool 1 loans purchase price (1)	$556,618
EBO Pool 2 loans purchase price (1)	141,358
RPL purchase price (1)	276,248
RPL follow-on purchase (1)	67,647

Total cash required	$1,041,871

Sources:
Cash on hand	$171,103
Other borrowings	872,923
Purchase price hold-backs (2)	$(2,155)

Total cash used	$1,041,871

(1)	The cash used to purchase these assets is shown within “Purchase of loans held for investment” of the Consolidated Statement of Cash Flows.
(2)	Purchase price hold-backs represent amounts due upon clearance of certain loan level conditions related to our EBO Pool 2 Transaction. This amount was outstanding and recorded within Other liabilities at December 31, 2014.

During the year ended December 31, 2013, we executed three asset purchases from Ocwen wherein we used cash on hand and Match funded liabilities to purchase the following:

•	The contractual right to receive the servicing fees related to mortgage servicing rights with UPB of approximately $119.7 billion, which we account for as Notes receivable – Rights to MSRs, and

•	The outstanding servicing advances associated with the related pooling and servicing agreements.

The following table summarizes the purchase price of the assets we acquired from Ocwen during the year ended December 31, 2013 and reconciles the cash used to acquire such assets:

Notes receivable – Rights to MSRs	$417,167
Match funded advances (1)	3,839,954

Purchase price, as adjusted	4,257,121
Cash paid to settle previous post-closing adjustments	1,410

Total cash required	$4,258,531

Sources:
Cash on hand	$807,268
Match funded liabilities	3,451,263

Total cash used	$4,258,531

(1)	The cash used to purchase these assets is shown within the “Acquisition of advances in connection with the purchase of Residential Mortgage Assets” of the Consolidated Statement of Cash Flows.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

We estimate fair value based on a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assessment of the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels and gives the highest priority to Level 1 inputs and the lowest to Level 3 inputs.

The three broad categories are:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3: Unobservable inputs for the asset or liability.

Where available, we utilize quoted market prices or observable inputs rather than unobservable inputs to determine fair value. We classify assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement.

We describe the methodologies that we use and key assumptions that we make to assess the fair value of instruments in more detail below.

Notes Receivable – Rights to MSRs

We established the value of the Notes receivable – Rights to MSRs based on appraisals prepared by independent valuation firms. These appraisals are prepared on a quarterly basis. Significant inputs into the valuation as of December 31, 2014 include the following:

•	Discount rates reflecting the risk of earning the future income streams from the Notes receivable – Rights to MSRs ranging from 14% to 22%;

•	Interest rate used for calculating the cost of financing servicing advances of 1-Month LIBOR plus 3.50%;

•	Mortgage loan prepayment projections ranging from 13% to 29% of the related mortgage lifetime projected prepayment rate; and

•	Delinquency rate projections ranging from 15% to 35% of the aggregate unpaid balance of the underlying mortgage loans.

The independent valuation firms reviewed the collateral attributes and the historical payment performance of the underlying mortgage servicing portfolio and compared them with similar mortgage servicing portfolios and with standard industry mortgage performance benchmarks to arrive at the assumptions set forth above. The selected collateral attributes and performance comparisons utilized were the voluntary prepayment performance, delinquency and foreclosure performance, operational cost comparison, average loan balance, weighted average coupon and note rate distribution, loan product type classification, geographic distribution and servicing advance behavior.

The unobservable inputs that have the most significant effect on the fair value of Notes receivable – Rights to MSRs are the mortgage loan prepayment rate projections and delinquency rate projections; however, any significant increase (decrease) in discount rates, interest rates, mortgage loan prepayment projections or delinquency rate projections, each in isolation, would result in a substantially lower (higher) valuation.

Derivative Financial Instruments

Our derivatives are not exchange-traded, and therefore quoted market prices or other observable inputs are not available. The fair value of our interest rate swap agreements is based on certain information provided by third-party pricing sources. Third-party valuations are derived from proprietary models based on inputs that include yield curves and contractual terms such as fixed interest rates and payment dates. We have not adjusted the information obtained from the third-party pricing sources; however, we review this information to ensure that it provides a reasonable basis for estimating fair value. Our review is designed to identify information that appears stale, information that has changed significantly from the prior period and other indicators that the information may not be accurate. We determined that potential credit and counterparty risks had an immaterial impact on the valuation of our derivatives. See Note 11 for additional information on our derivative financial instruments.

The following tables present assets by level within the fair value hierarchy that are measured at fair value on a recurring basis:

At December 31, 2014:	Fair Value	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Assets:
Notes receivable – Rights to MSRs	$614,465	$—	$—	$614,465
Derivative financial instruments	1,370	—	—	1,370

Total assets	$615,835	$—	$—	$615,835

Liabilities:
Derivative financial instruments	$211	$—	$—	$211

Total liabilities	$211	$—	$—	$211

At December 31, 2013:	Fair Value	Level 1	Level 2	Level 3
Measured at fair value on a recurring basis:
Assets:
Notes receivable – Rights to MSRs	$633,769	$—	$—	$633,769
Derivative financial instruments	3,835	—	—	3,835

Total assets	$637,604	$—	$—	$637,604

Liabilities:
Derivative financial instruments	$529	$—	$—	$529

Total liabilities	$529	$—	$—	$529

No transfers between levels occurred during the year ended December 31, 2014, and December 31, 2013.

The following tables present reconciliations of the fair value and changes in fair value of our Level 3 assets and liabilities that we measure at fair value on a recurring basis:

	2014		2013
For the years ended December 31,	Notes receivable – Rights to MSRs	Derivative Financial Instruments	Notes receivable – Rights to MSRs	Derivative Financial Instruments

Beginning balance	$633,769	$3,306	$296,451	$(1,076)
Purchases and reductions:
Purchases	—	—	417,167	—
Reductions	(19,304)	—	(79,849)	—

	(19,304)	—	337,318	—

Changes in fair value:
Included in net income (1)	—	—	—	—
Included in other comprehensive income (2)	—	(2,147)	—	4,382

	—	(2,147)	—	4,382

Transfers in or out of Level 3	—	—	—	—

Ending balance	$614,465	$1,159	$633,769	$3,306

(1)	At each reporting date, we determine the fair value of our Notes receivable – Rights to MSRs and adjust the carrying value to this amount. These changes in fair value are included in Interest income in the Consolidated Statements of Operations. See Note 12 for additional information regarding our Interest income.
(2)	These pre-tax gains (losses) are attributable to derivatives still held at December 31, 2014 and December 31, 2013, respectively.

The following table shows the effect on the fair value of the Notes receivable – Rights to MSRs assuming adverse changes to certain key assumptions used in valuing these assets at December 31, 2014 and December 31, 2013:

	Discount Rate		Prepayment Speeds		Delinquency Rates
	100 bps adverse change	200 bps adverse change	10% adverse change	20% adverse change	10% adverse change	20% adverse change
At December 31, 2014:
Notes receivable – Rights to MSRs	$(10,061)	$(19,821)	$(17,719)	$(34,537)	$(55,410)	$(108,567)

At December 31, 2013:
Notes receivable – Rights to MSRs	$(12,988)	$(35,551)	$(22,537)	$(41,021)	$(72,560)	$(144,085)

This sensitivity analysis above assumes a change is made to one key input while holding all other inputs constant. As many of these inputs are correlated, a change in one input will likely impact other inputs, which would ultimately impact the overall valuation.

The following table provides additional quantitative information on our significant inputs used for valuing our Notes receivable – Rights to MSRs as of December 31, 2014, and December 31, 2013, respectively:

At December 31, 2014:

Asset	Unobservable Input	Low	High	Weighted Average
Notes receivable – Rights to MSRs	Discount Rate	14%	22%	19%
	Prepayment Speeds	13%	29%	19%
	Delinquency Rates	15%	35%	25%

At December 31, 2013:

Asset	Unobservable Input	Low	High	Weighted Average
Notes receivable – Rights to MSRs	Discount Rate	15%	22%	20%
	Prepayment Speeds	12%	28%	19%
	Delinquency Rates	15%	35%	25%

Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value at the dates indicated:

	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Match funded advances	$6,121,595	$6,121,595	$6,387,781	$6,387,781
Loans held for investment	815,663	822,298	—	—

Total financial assets	$6,937,258	$6,943,893	$6,387,781	$6,387,781

Financial liabilities:
Match funded liabilities	$5,624,088	$5,618,263	$5,715,622	$5,700,934
Other borrowings	1,182,328	1,167,267	343,386	346,391

Total financial liabilities	$6,806,416	$6,785,530	$6,059,008	$6,047,325

Match Funded Advances

The carrying value of our Match funded advances approximates fair value. This is because our Match funded advances have no stated maturity, generally are realized within a relatively short period of time and do not bear interest. The fair value measurements for Match funded advances are categorized as Level 3.

Loans Held for Investment

The fair value estimate of these loans was determined by using internal cash flow models that require us to make assumptions regarding various inputs, including default rates, delinquency rates, interest rates and prepayment speeds. Additionally, we make assumptions related to severity for our RPLs. The fair value measurements for Loans held for investment are categorized as Level 3.

Match Funded Liabilities

Match funded liabilities include various series of term notes, variable funding notes and other fixed rate liabilities. The fair value estimate of the Company’s term notes and other fixed rate liabilities was determined by using broker quotes. We concluded that no adjustments were required to the quoted prices. The level of trading, both in number of trades and amount of term notes traded, is at a level that the Company believes broker quotes to be a reasonable representation of the current fair market value of the term notes. All other Match funded liabilities are short term in nature, and the carrying value generally approximates the fair value. The fair value measurements for Match funded liabilities are categorized as Level 3.

Other Borrowings

Other borrowings include a senior secured term loan facility, EBO Facility, RPL Facility and a servicing advance note facility (the “Note Facility”). The fair value estimate of the senior secured term loan facility was determined by using broker quotes. We concluded that no adjustments were required to the quoted price. Trading is at a level that the Company believes broker quotes to be a reasonable representation of the current fair market value of this facility. The EBO Facility, the RPL Facility and the Note Facility are short term in nature, and the carrying values generally approximate the fair values. The fair value measurements for these facilities are categorized as Level 3.

4. MATCH FUNDED ADVANCES

Match funded advances on residential loans are comprised of the following at the dates indicated:

	December 31, 2014	December 31, 2013
Principal and interest advances	$2,539,532	$2,632,092
Taxes and insurance advances	2,748,700	2,723,390
Corporate advances	833,363	1,032,299

	$6,121,595	$6,387,781

5. LOANS HELD FOR INVESTMENT

Our Loans held for investment relate to GNMA EBO loans and RPLs, which are our only classes of Loans held for investment.

	December 31, 2014	December 31, 2013
GNMA EBO loans	$477,016	$—
RPLs	338,647	—

Loans held for investment	$815,663	$—

Upon acquisition, the Company reviews Loans held for investment to determine if there is evidence of credit deterioration since origination in accordance with the provisions of ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. Any loan acquired is considered impaired if there is evidence of credit deterioration since origination and if it is probable that not all contractually required payments will be collected.

We account for acquired Loans held for investment that are not deemed to be impaired at acquisition under ASC 310-20, Receivables – Nonrefundable Fees and Other Costs.

GNMA EBO Loans

We account for our GNMA EBO loans under ASC 310-20, Receivables – Nonrefundable Fees and Other Costs. In accordance with ASC 310-20-30-5, these loans are recorded at the UPB plus or minus a purchase premium or discount, which is the amount we paid to purchase these loans. Purchase premiums and discounts are amortized or accreted into interest income on a level yield basis. These loans are FHA insured, making the collectability of the entire balance reasonably assured. We evaluate whether all contractual payments will be collected as scheduled according to contractual terms, including the probable recovery of such payments from FHA insurance. There were no allowances for loan losses related to the GNMA EBO loans at December 31, 2014.

At December 31, 2014, GNMA EBO loans with a total UPB of $290.8 million were in the process of foreclosure.

At December 31, 2014, we had outstanding and in-process claims on FHA guarantees of $109.6 million related to our GNMA EBO loans for which foreclosure has been completed and for which we have made or intend to make a claim on the FHA guarantee. We include these receivables in Other assets. See also Note 6, Other Assets.

See Note 2, Asset Acquisitions, for further discussion the GNMA EBO acquisitions.

RPLs

We account for our RPLs under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. The Company evaluated all of the loans purchased in the RPL Transaction in accordance with the provisions of ASC 310-30, and all RPLs were deemed to be impaired loans at acquisition. The RPLs are not insured against loss, and the borrowers, all of which have been previously delinquent, may be more likely to be in economic distress, to have become unemployed or bankrupt or to otherwise be unable or unwilling to make payments when due. Also, a portion of these loans feature future step-ups in the required payment.

The RPLs were grouped into pools based on common risk characteristics, and the pools were recorded at their estimated fair values which incorporated estimated credit losses at the acquisition date. The RPL pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. No individual RPLs were classified as nonperforming assets at December 31, 2014 as the loans are accounted for on a pooled basis, and the pools are considered to be performing. No RPL pools evaluated by the Company were determined to have experienced impairment in the estimated credit quality or cash flows since acquisition.

The amount of the estimated cash flows expected to be received from the RPL pools in excess of the fair values recorded for the RPL pools is referred to as the accretable yield. The accretable yield is recognized as interest income over the estimated lives of the RPL pools. To date, the Company has made no adjustments to the accretable yield.

Changes in the carrying amount of the accretable yield for RPL pools were as follows for the year ended December 31, 2014:

	Accretable Yield	Carrying Amount
Beginning balance	$—	$—
Additions	178,543	343,895
Accretable yield adjustments	—	—
Accretion	(9,575)	9,575
Payments and other reductions, net	—	(14,823)

Ending balance	$168,968	$338,647

At December 31, 2014, the outstanding balance of RPLs, including outstanding principal, interest, fees, penalties and other amounts due, was $481.6 million.

At the acquisition date of June 27, 2014, the loans acquired in the RPL Transaction had contractually required payments receivable of $622.1 million and a fair value of $276.2 million. The cash flows expected to be collected were $423.1 million at the acquisition date.

At the acquisition date of July 31, 2014, the loans acquired in the RPL Follow-on Transaction had contractually required payments receivable of $144.8 million and a fair value of $67.6 million. The cash flows expected to be collected were $99.5 million at the acquisition date.

At December 31, 2014, RPLs with a total UPB of $1.6 million were in the process of foreclosure. No foreclosures of RPLs were completed during the year ended December 31, 2014.

See Note 2, Asset Acquisitions, for further discussion our RPL acquisitions.

On February 20, 2015, we sold our RPL portfolio to an unrelated third party purchaser. See Note 19 for further information regarding this transaction.

6. OTHER ASSETS

Other assets consisted of the following at the dates indicated:

	December 31, 2014	December 31, 2013
Debt service accounts (1)	$128,525	$103,910
Claims receivable from FHA (2)	109,586	—
Accrued interest income (3)	22,661	—
Debt issuance costs (4)	16,706	21,165
Derivative financial instruments (5)	1,370	3,835
Interest-earning collateral deposits (6)	1,077	1,075
Other	1,550	168

	$281,475	$130,153

(1)	Under our advance funding facilities, we are contractually required to remit collections of Match funded advances to the trustee within two days of receipt. We do not use the collected funds to reduce the related Match funded liabilities until the payment dates specified in the indenture. The balance also includes amounts that we set aside to provide for possible shortfalls in the funds available to pay certain expenses and interest. Lastly, this balance includes collections on our Loans held for investment of $3,667, which will be used to pay down a portion of our Other borrowings on the first funding date following year end.
(2)	Claims receivable from FHA relate to GNMA EBO loans for which foreclosure has been completed and for which we have made or intend to make a claim on the FHA guarantee.
(3)	Accrued interest income represents interest earned but not yet collected on our Loans held for investment.
(4)	Debt issuance costs relate to Match funded liabilities and Other borrowings. We amortize these costs to the earlier of the scheduled amortization date, contractual maturity date or prepayment date of the debt.
(5)	See Notes 3 and 11 for more information regarding our use of derivatives.
(6)	Interest-earning collateral deposits represent cash collateral held by our counterparty as part of our interest rate swap agreements.

7. MATCH FUNDED LIABILITIES

Match funded liabilities are comprised of the following at the dates indicated:

					Balance Outstanding
Borrowing Type (1)	Interest Rate (2)	Maturity (3)	Amortization Date (3)	Unused Borrowing Capacity (4)	December 31, 2014 (5)	December 31, 2013
Series 2012 T2 Term Notes	199 – 494 bps	Oct. 2045	Oct. 2015	$—	$450,000	$450,000
Series 2013 T1 Term Notes	90 – 249 bps	Jan. 2044	Jan. 2014	—	—	650,000
Series 2013 T1 Term Notes	150 – 323 bps	Jan. 2046	Jan. 2016	—	350,000	350,000
Series 2013 T1 Term Notes	229 – 446 bps	Jan. 2048	Jan. 2018	—	150,000	150,000
Series 2013 T2 Term Notes	115 – 239 bps	May 2044	May 2015	—	375,000	375,000
Series 2013 T3 Term Notes	179 – 313 bps	May 2046	May 2017	—	475,000	475,000
Series 2013 T4 Term Notes	118 – 232 bps	Aug. 2044	Aug. 2014	—	—	200,000
Series 2013 T5 Term Notes	198 – 331 bps	Aug. 2046	Aug. 2016	—	200,000	200,000
Series 2013 T6 Term Notes	129 – 223 bps	Sep. 2044	Sep. 2014	—	—	350,000
Series 2013 T7 Term Notes	198 – 302 bps	Nov. 2046	Nov. 2016	—	300,000	300,000
Series 2014 T1 Term Notes (6)	124 – 229 bps	Jan. 2045	Jan. 2015	—	600,000	—
Series 2014 T2 Term Notes	222 – 311 bps	Jan. 2047	Jan. 2017	—	200,000	—
Series 2014 T3 Term Notes	281 bps	Jun. 2048	Jun. 2018	—	363,000	—
Series 2012 VF 1 Notes (7)	1-Month LIBOR + 110 - 340 bps	Aug. 2045	Aug. 2015	143,673	556,327	469,050
Series 2012 VF 2 Notes (7)	1-Month LIBOR + 110 - 340 bps	Aug. 2045	Aug. 2015	143,673	556,327	469,050
Series 2012 VF 3 Notes (7)	1-Month LIBOR + 110 - 340 bps	Aug. 2045	Aug. 2015	143,673	556,327	469,050
Series 2013 VF 1 Notes (8)	1-Month LIBOR + 150 - 245 bps	Feb. 2045	Feb. 2015	57,893	492,107	514,972
Class A Term Money Market Fund Note	1-Month LIBOR + 20 bps	Sep. 2014	Jan. 2014	—	—	265,000
Class B Term Money Market Fund Note	275 bps	Sep. 2044	Sep. 2014	—	—	28,500

				$488,912	$5,624,088	$5,715,622

(1)	Each term note and variable funding note issuance has four classes, an A, B, C, and D class, with the exception of the Series 2014 T3 Term Notes which have only an A and B class. The Series 2014 T3 Class B Term Notes may be exchanged for notes in three separate classes: BX, CX and DX.
(2)	The weighted average interest rate at December 31, 2014, was 1.79%. We pay interest monthly.
(3)	The amortization date is the date on which the revolving period ends under each advance facility note and repayment of the outstanding balance must begin if the note is not renewed or extended. The maturity date is the due date for all outstanding balances. After the amortization date, all collections that represent the repayment of Match funded advances pledged to the facilities must be applied to reduce the balance of the note outstanding, and any new advances are ineligible to be financed.
(4)	Our unused borrowing capacity is available to us if we have additional eligible collateral to pledge and meet other borrowing conditions. We pay a 0.50% or 0.625% fee on the unused borrowing capacity, which varies by facility.

(5)	On January 17, 2014, we completed the issuance of $600,000 of one-year and $200,000 of three-years term notes. On June 18, 2014, we completed the issuance of $400,000 of four-year term notes, of which we retained $37,000.
(6)	See Note 19 for further information regarding the repayment of the 2014 T1 Term Notes.
(7)	On July 16, 2014, we entered into agreements to extend the amortization dates of our Series 2012 variable funding notes to August 28, 2015.
(8)	On February 14, 2014, the Series 2013 variable funding notes were amended to extend the amortization and maturity dates by one year and to reduce the interest rate spreads compared to December 31, 2013.

The debt covenants for our advance facilities require that we maintain minimum levels of liquid assets. Failure to comply with these covenants could result in restrictions on new borrowings or the early termination of our advance facilities. We were in compliance with these covenants as of December 31, 2014.

The debt covenants for our advance facilities require us to maintain total cash and excess borrowing capacity of the lesser of $100,000 and the greater of $25,000 or 0.01% of total UPB outstanding plus 3.25% of total Match funded advances outstanding. The minimum cash and excess borrowing capacity requirement at December 31, 2014, was $100,000 which was exceeded by both our unrestricted cash of $211,086 (which includes our interest-earning collateral deposits) and our excess borrowing capacity of $488,912.

Certain of our financing facilities include adverse adjustments to our advance rates if specified servicer or subservicer ratings are not maintained, and failure by our servicers or subservicers to maintain the minimum rating could result in adverse adjustments to our advance rates, liquidity and profitability. In addition, some PSAs may also require that the servicer or subservicer maintain specified servicer ratings. The failure to maintain the specified rating may result in the termination of the servicer under such PSAs. Any such downgrade could have an adverse effect on our business, financing activities, financial condition or results of operations.

See Note 1 for discussion of a downgrade in our credit rating, the alleged events of default of certain of the advance funding facilities and cross default provisions to Ocwen’s senior secured term facility within our advance funding facilities and EBO Facility, further discussed in Note 8.

Analysis of Borrowing by Expected Maturity (1):

Year of Expected Maturity Date	As of December 31, 2014
2015	$3,586,088
2016	850,000
2017	675,000
2018	513,000
2019 and thereafter	—

Total	$5,624,088

(1)	The expected maturity date is the date on which the revolving period ends under each advance facility note and repayment of the outstanding balance must begin if the note is not renewed or extended.

8. OTHER BORROWINGS

Other borrowings consisted of the following at the dates indicated:

	December 31, 2014	December 31, 2013
Senior secured term loan facility (1)	$340,636	$343,386
EBO Facility (2)	544,513	—
RPL Facility (3)	271,473	—
Note Facility (4)	25,706	—

	$1,182,328	$343,386

(1)	On June 27, 2013, we entered into a $350,000 senior secured term loan facility, which was issued at a discount to par. The senior secured term loan facility has a maturity date of June 27, 2020, and an interest rate of 1-Month LIBOR plus 350 bps, subject to a 1.00% LIBOR floor. As of December 31, 2014, the interest rate on our senior secured term loan facility was 4.50%. This facility is carried net of an original issuance discount of $4,114 and $4,864 as of December 31, 2014 and 2013, respectively.
(2)	On March 3, 2014, we entered into the EBO Facility to finance the purchase of our EBO Pool 1 loans at an interest rate of 1-Month LIBOR plus 305 bps. On October 16, 2014, we amended the EBO Facility to increase the maximum principal balance to partially finance the purchase of our EBO Pool 2 loans at an interest rate of 1-Month LIBOR plus 180 bps. The facility has a maturity date of March 2, 2015. On February 27, 2015, the maturity date was extended to May 1, 2015. During this extension we intend to actively market the portfolio.
(3)	On June 26, 2014, we entered into the RPL Facility to finance the purchase of our RPLs. The facility has a maturity date of June 26, 2015, and an interest rate of 1-Month LIBOR plus 250 bps. In conjunction with our sale of the RPL portfolio on February 20, 2015, the RPL Facility was terminated in accordance with the its terms of agreement. See Note 19.
(4)	On June 24, 2014, we entered into the Note Facility to partially finance the purchase of $37,000 of notes retained as part of the Series 2014 T3 Term Note issuance on June 18, 2014. The Note Facility matures quarterly with a next maturity date of March 23, 2015. The Note Facility has an interest rate of 1-Month LIBOR plus 115 bps. We intend to renew this facility at each maturity date.

The weighted average interest rate for our Other borrowings was 3.30% as of December 31, 2014.

The debt covenants for our Other borrowings require that we maintain minimum levels of liquid assets. Failure to comply with these covenants could result in restrictions on new borrowings or the early termination of these facilities. We were in compliance with these covenants as of December 31, 2014.

The debt covenants for our Other borrowings require us to maintain total cash and excess borrowing capacity of the lesser of $100,000 and the greater of $25,000 or 0.01% of total UPB outstanding plus 3.25% of total Match funded advances outstanding. The minimum cash and excess borrowing capacity requirement at December 31, 2014, was $100,000 which was exceeded by both our unrestricted cash of $211,086 (which includes our interest-earning collateral deposits) and our excess borrowing capacity of $488,912.

The debt covenants for our senior secured term loan facility place restrictions on other unsecured indebtedness, require a minimum debt to tangible equity ratio of less than 6 to 1, minimum borrowing base coverage ratio of 1.5 to 1 and mandate the delivery of certified financial reports to our lender. Should we be deemed to be in default under the provisions of our senior secured term loan facility the unpaid principal amount of and accrued interest on the senior secured term loan facility would immediately become due.

Under the provisions of our senior secured term loan facility our restrictions on unsecured indebtedness include:

•	Unsecured indebtedness not to exceed the greater of 0.75% of consolidated total assets or $50,000; and

•	Unsecured indebtedness under any working capital facility in an outstanding principal amount not to exceed $50,000 at any time.

We had no unsecured indebtedness as of December 31, 2014 other than our senior secured term loan facility.

See Note 1 for a discussion of a downgrade in our credit rating and cross default provisions to Ocwen’s senior secured term facility contained within our debt agreements.

Analysis of Other Borrowing by Expected Repayment Date (1):

Year of Expected Payment Date	As of December 31, 2014
2015	$845,192
2016	3,500
2017	3,500
2018	3,500
2019 and thereafter	330,750

Total (2)	$1,186,442

(1)	The EBO Facility, the RPL Facility and the Note Facility expected payment dates are based on the current outstanding balance and maturity date of these facilities.
(2)	The total expected payments include the full face value of the senior secured term loan, which has a current original issuance discount balance of $4,114.

9. ORDINARY SHARES

Changes in the number of ordinary shares issued during the year ended December 31, 2014, and December 31, 2013, are represented in the table below:

	2014	2013
Ordinary shares issued – beginning balance	71,016,771	55,884,718
Issuance of new ordinary shares	—	15,132,053

Ordinary shares issued – ending balance	71,016,771	71,016,771

On January 22, 2013, the underwriters exercised a portion of their over-allotment option from our December 24, 2012, offering of ordinary shares in the amount of 970,578 ordinary shares. We received net proceeds of $17,633 from the over-allotment exercise.

On June 26, 2013, we issued 13,000,000 of our ordinary shares, and an additional 1,161,475 of ordinary shares were issued in connection with the exercise of the underwriters’ over-allotment option. The total gross proceeds from the issuance of these additional shares to HLSS were $325,714. After deducting underwriting discounts, commissions and expenses payable by HLSS, the aggregate net proceeds we received were $315,918.

10. EARNINGS PER SHARE

Basic EPS is computed by dividing reported Net income available to ordinary shareholders by weighted average number of ordinary shares outstanding during each period. Diluted EPS is computed by dividing reported Net income by the sum of the weighted average ordinary shares and all potential dilutive ordinary shares outstanding during the period. Potential dilutive ordinary shares includes ordinary share equivalents consisting of incremental ordinary shares deemed outstanding from the assumed exercise of stock options.

The following table reconciles the numerators and denominators of the basic and diluted EPS for the years ended:

(In thousands, except per share data)	2014			2013			2012
	Net Income	Shares	Earnings Per Share Amount	Net Income	Shares	Earnings Per Share Amount	Net Income	Shares	Earnings Per Share Amount
Basic EPS:
Net income available to common shareholders	$216,964	71,016,771		$117,657	64,132,383		$19,617	17,230,858
Less: Net income allocated to participating securities	(30)	—		—	—		—	—

Adjusted net income available to common shareholders	216,934	71,016,771	$3.05	117,657	64,132,383	$1.83	19,617	17,230,858	$1.14
Dilutive Securities:
Plus: Net income allocated to participating securities	30	—		—	—		—	—
Less: Net income re-allocated to participating securities	(30)	—		—	—		—	—
Incremental ordinary shares deemed outstanding	—	4,037		—	—		—	—

Diluted EPS:
Income allocated to common shares and assumed share conversions	$216,934	71,020,808	$3.05	$117,657	64,132,383	$1.83	$19,617	17,230,858	$1.14

At December 31, 2014, we excluded from our calculation of diluted EPS i) 523,750 stock options that were anti-dilutive because their exercise price was greater than the average market price of our stock and ii) 640,000 stock options that are issuable upon the achievement of certain performance criteria related to our stock price and an annualized rate of return to investors. No stock options were outstanding for the years ended December 31, 2013 or 2012. Note 14 provides details of our share-based compensation.

11. DERIVATIVE FINANCIAL INSTRUMENTS

We are party to interest rate swap agreements that we recognize on our Consolidated Balance Sheet at fair value within Other assets and Other liabilities. On the date we entered into the interest rate swap agreements, we designated and documented them as hedges of the variable cash flows payable for floating rate interest expense on our borrowings (cash flow hedge). To qualify for hedge accounting, a derivative must be highly effective at reducing the risk associated with the hedged exposure. In addition, the documentation must include the risk management objective and strategy. On a quarterly basis we assess and document the derivatives’ effectiveness and expected effectiveness in offsetting the changes in the fair value or the cash flows of the hedged items. To assess effectiveness, we use statistical methods, such as regression analysis, as well as nonstatistical methods including dollar-offset analysis. For a cash flow hedge, to the extent that it is effective, we record changes in the estimated fair value of the derivative in accumulated other comprehensive income (“AOCI”). We subsequently reclassify these changes in estimated fair value to net income in the same period that the hedged transaction affects earnings and in the same financial statement category as the hedged item.

If a derivative instrument in a cash flow hedge is terminated or the hedge designation is removed, we reclassify related amounts in AOCI into earnings in the same period during which the cash flows that were hedged affect earnings. In a period where we determine that it is probable that a hedged forecasted transaction will not occur, such as variable-rate interest payments on debt that has been repaid in advance, any related amounts in AOCI are reclassified into earnings in that period.

Because our current derivative agreements are not exchange-traded, we are exposed to credit loss in the event of nonperformance by the counterparty to the agreement. We control this risk through counterparty credit monitoring procedures including financial analysis, dollar limits and other monitoring procedures. The notional amounts of our contracts do not represent our exposure to credit loss. See Note 3 for additional information regarding our use of derivatives.

Interest Rate Management

We executed a hedging strategy designed to mitigate the impact of changes in variable interest rates on the excess of interest rate sensitive liabilities over interest rate sensitive assets. We entered into interest rate swaps to hedge against the effects of a change in 1-Month LIBOR.

The following tables provide information about our interest rate swaps at December 31, 2014, and December 31, 2013, respectively:

Purpose	Date Opened	Effective Date (1)	Maturity	We Pay	We Receive	Balance Sheet Location	Notional Amount	Fair Value
Designated as hedges (2) (3):
Hedge the effects of changes in 1-Month LIBOR	September 2012	September 2012	August 2017	0.5188%	1-Month LIBOR	Other assets	$73,888	$877
Hedge the effects of changes in 1-Month LIBOR	January 2013	January 2016	December 2017	1.3975%	1-Month LIBOR	Other assets	338,009	493

Total asset derivatives designated as hedges as of December 31, 2014							$411,897	$1,370

Total asset derivatives as of December 31, 2014							$411,897	$1,370

Purpose	Date Opened	Effective Date (1)	Maturity	We Pay	We Receive	Balance Sheet Location	Notional Amount	Fair Value
Designated as hedges (2) (3):
Hedge the effects of changes in 1-Month LIBOR	May 2012	May 2012	May 2016	0.6070%	1-Month LIBOR	Other liabilities	17,502	(2)
Hedge the effects of changes in 1-Month LIBOR	March 2012	March 2012	March 2016	0.6325%	1-Month LIBOR	Other liabilities	$81,506	$(209)

Total liability derivatives designated as hedges as of December 31, 2014							$99,008	$(211)

Total liability derivatives as of December 31, 2014							$99,008	$(211)

Purpose	Date Opened	Effective Date (1)	Maturity	We Pay	We Receive	Balance Sheet Location	Notional Amount	Fair Value
Designated as hedges (3):
Hedge the effects of changes in 1-Month LIBOR	September 2012	September 2012	August 2017	0.5188%	1-Month LIBOR	Other assets	$177,056	$1,084
Hedge the effects of changes in 1-Month LIBOR	January 2013	January 2016	December 2017	1.3975%	1-Month LIBOR	Other assets	338,009	2,751

Total asset derivatives designated as hedges as of December 31, 2013							$515,065	$3,835

Total asset derivatives as of December 31, 2013							$515,065	$3,835

Purpose	Date Opened	Effective Date (1)	Maturity	We Pay	We Receive	Balance Sheet Location	Notional Amount	Fair Value
Designated as hedges (3):
Hedge the effects of changes in 1-Month LIBOR	March 2012	March 2012	March 2016	0.6325%	1-Month LIBOR	Other liabilities	$102,522	$(364)
Hedge the effects of changes in 1-Month LIBOR	May 2012	May 2012	May 2016	0.6070%	1-Month LIBOR	Other liabilities	28,565	(25)
Hedge the effects of changes in 1-Month LIBOR	January 2013	January 2014	July 2014	0.3375%	1-Month LIBOR	Other liabilities	307,043	(140)

Total liability derivatives designated as hedges as of December 31, 2013							$438,130	$(529)

Total liability derivatives as of December 31, 2013							$438,130	$(529)

(1)	The effective date of the swap is the date from which monthly net settlements begin to be computed.
(2)	Projected net settlements for the next twelve months total approximately $564 of payments to the counterparty.
(3)	There was an unrealized pre-tax loss of $2,147 related to our interest rate swaps included in AOCI for the year ended December 31, 2014. There was an unrealized pre-tax gain of $4,382 related to our interest rate swaps included in AOCI for the year ended December 31, 2013. Given the current and expected effectiveness of our hedging arrangements, we do not expect any reclassifications from AOCI into earnings associated with hedging ineffectiveness related to these hedging arrangements during the next twelve months.

The following table summarizes our use of derivatives during the year ended December 31:

	2014	2013
Notional balance at beginning of period	$953,195	$414,631
Additions	—	645,052
Maturities	(29,278)	—
Terminations	—	—
Amortization	(413,012)	(106,488)

Notional balance at end of period	$510,905	$953,195

We recognize the right to reclaim cash collateral or the obligation to return cash collateral as part of our hedge agreements. At December 31, 2014, we have the right to reclaim cash collateral of $1,077 and are obligated to return cash collateral of $1,370 as part of our hedge agreements. At December 31, 2013, we had the right to reclaim cash collateral of $1,075 and were obligated to return cash collateral of $3,500 as part of our hedge agreements.

12. INTEREST INCOME

Interest Income – Notes Receivable – Rights to MSRs

Our primary source of revenue is the fees we are entitled to receive in connection with the servicing of mortgage loans. We account for these fees as interest income.

The following table shows how we calculated Interest income – notes receivable – Rights to MSRs for the year ended December 31:

	2014	2013	2012
Servicing fees collected	$736,123	$633,377	$117,789
Subservicing fee payable to Ocwen	(357,747)	(317,702)	(50,173)

Net servicing fees retained by HLSS	378,376	315,675	67,616
Reduction in Notes receivable – Rights to MSRs	(19,304)	(79,849)	(20,171)
Servicing transfers (1)	1,988	—	—

	$361,060	$235,826	$47,445

(1)	Ocwen is required to reimburse us in the event of a transfer of servicing at predetermined contractual rates. These amounts represent receipts from Ocwen related to servicing transfers.

Interest Income – Other

Additional sources of revenue for us are the interest we earn on our GNMA EBO loans, interest we earn on our RPLs, financing of GNMA EBO and other advances and interest we earn on operating bank accounts and the custodial account balances related to the mortgage loans serviced that are not included in our Consolidated Balance Sheets. The following table shows our Interest income – other for the year ended December 31:

	2014	2013	2012
Loan interest (1)	$28,671	$—	$—
Advance financing interest (2)	3,233	—	—
Bank account interest	4,542	2,195	109

	$36,446	$2,195	$109

(1)	Represents interest earned on GNMA EBO loans, net of the amortization or accretion of the purchase premium or discount on our GNMA EBO loans, and the accretion of the accretable yield on our pools of RPLs.
(2)	Represents interest earned on servicing advance financing we provided to Ocwen at a rate of 1-Month LIBOR plus a spread ranging from 450 bps to 550 bps.

13. INTEREST EXPENSE

The following table presents the components of Interest expense for the year ended December 31:

	2014	2013	2012
Match funded liabilities	$109,726	$83,137	$16,158
Other borrowings	33,285	8,627	—
Amortization of debt issuance costs	19,543	16,950	6,960
Interest rate swaps	1,144	1,357	939

	$163,698	$110,071	$24,057

14. SHARE-BASED COMPENSATION

On December 5, 2013, the Board of Directors of HLSS adopted the 2013 Equity Incentive Plan (the “Plan”), subject to the approval of the shareholders. At the Annual Meeting of Shareholders on May 13, 2014, the shareholders approved the Plan.

The Plan is administered by the Compensation Committee, which may authorize the award of options, restricted shares, share appreciation rights, performance awards or other share-based awards to our employees of an amount not exceeding 2,000,000 ordinary shares, in aggregate. Currently, other than share options with vesting terms, the Compensation Committee does not expect, but retains the right at their sole discretion, to grant restricted shares, share appreciation rights, performance awards or other share-based awards under the Plan. Each award under the Plan is, and will be, evidenced by a written award agreement between the participant and HLSS. The award agreement describes the award and states the terms and conditions to which the award is subject.

Shares issued under the Plan may be from shares acquired under the Company’s share repurchase program, shares acquired through open market purchases or newly issued shares.

Outstanding share-based compensation currently consists of stock option grants that are a combination of service-based and market-based options.

Service-Based Options. These options are granted at fair value on the date of grant. The options generally vest evenly in four annual increments beginning with the first anniversary of the agreement date, and the options generally expire on the earlier of 10 years after the date of grant or following termination of service. A total of 640,000 service-based awards were outstanding at December 31, 2014.

Market-Based Options. These options are subject to market-based vesting. One-fourth of the options will vest immediately on the first date as of which both of the following market-based criteria have been met: i) the per share price must be equal to or exceed 1.25 times the strike price and ii) investors must achieve a 12.5% annualized rate of return from the agreement date based on the strike price and dividends received. Thereafter, the remaining options will vest evenly on each of the next three anniversaries of the initial date of vesting. A total of 640,000 market-based awards were outstanding at December 31, 2014.

Both Service-Based Options and Market-Based Options that are vested and outstanding will be entitled to receive payments equal to the amount of the then current dividend as if the underlying shares were issued at the ex-dividend date. We recognized $21 of reductions to Retained earnings related to this feature during the year ending December 31, 2014.

The fair value of the Service-Based Options was determined using the Black-Scholes option pricing model, and a lattice (binomial) model was used to determine the fair value of the Market-Based Options using the following assumptions as of the grant date:

December 31, 2014
	Black-Scholes	Binomial
Risk-free interest rate	1.87% - 2.13%	0.12% - 3.23%
Expected stock price volatility	19.62% - 21.95%	19.62% - 21.95%
Expected dividend yield	7.82% - 8.72%	7.82% - 8.72%
Expected option life (in years)	6.5	2.7 - 3.8
Contractual life (in years)	10	10
Fair value	$0.87 - $1.27	$0.53 - $1.43

Share-based compensation expense of $243 for the year ended December 31, 2014 is recorded net of an estimated forfeiture rate of 4%.

A summary of option activity under the Plan for the year ended December 31, 2014, is presented below.

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (1)
Outstanding at December 31, 2013	—	$—	0.0	$—
Granted	1,530,000	22.61
Exercised	—	—
Forfeited or expired	(250,000)	23.12

Outstanding at December 31, 2014	1,280,000	$22.51	9.1	$—

Exercisable at December 31, 2014	116,250	$23.12	8.9	$—

(1)	Intrinsic value represents the difference between the Company’s closing stock price and the exercise price multiplied by the number of options outstanding and exercisable at a price below that closing price.

The weighted-average grant-date fair value of options granted during 2014 is $0.76 per share. As of December 31, 2014, the Company has $657 of total unrecognized compensation expense related to non-vested share option awards granted under the Plan. The total expense is expected to be recognized over the weighted-average requisite service period of 2.8 years. 116,250 shares vested during the year ended December 31, 2014.

No option awards, whether vested or non-vested, were outstanding for the year ended December 31, 2013, and no option activity occurred during this period.

15. INCOME TAXES

Income taxes were provided for based upon the tax laws and rates in the countries in which we conduct operations and earn related income. Our effective tax rate was 0.3% for the year ended December 31, 2014 (0.2% for the year ended December 31, 2013 and 0.2% for the year ended December 31, 2012). We are a Cayman Islands exempted company, and the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The sources of income (loss) before income taxes for the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
U.S. operations	$(11,728)	$4,057	$(3,430)
Non-U.S. operations	229,328	113,834	23,093

	$217,600	$117,891	$19,663

The components of the income tax provision for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
Current:
United States
Federal	$—	$920	$—
State	64	193	46
Non-U.S.	561	17	—

Current income tax provision	$625	$1,130	$46

Deferred:
United States
Federal	$(25)	$(790)	$—
State	35	(106)	—
Non-U.S.	1	—	—

Deferred income tax (benefit)	11	(896)	—

Total income tax provision	$636	$234	$46

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2014 and 2013 consisted of the following:

	2014	2013
Deferred tax assets:
NOL carryforwards	$2,822	$25
Accruals	1,412	999

Total deferred tax assets	4,234	1,024
Valuation allowance	(3,743)	—

Net deferred tax assets	$491	$1,024

Deferred tax liabilities:
Interest rate derivatives	$414	$1,139
Debt issuance costs	76	127
Other	1	—

Total deferred tax liabilities	$491	$1,266

Below is a reconciliation of the changes in our valuation allowance during 2014 and 2013:

	2014	2013
Beginning balance	$—	$1,755
Additions	3,743	—
Release of NOL carryforwards	—	(1,755)

Ending balance	$3,743	$—

As of December 31, 2014 the Company has NOL carryforwards of $7,734 and $7,882, for both U.S. federal and state and local tax purposes. As of December 31, 2013 the Company had NOL carryforwards of $0 and $3,816, for both U.S. federal and state and local tax purposes (2012: $2,827 and $3,776). These carryforwards are available to offset future taxable income until they begin to expire in 2034 and 2024, respectively. The Company had no tax credit carryforwards for the years ended December 31, 2014, 2013, and 2012.

The Company conducts periodic evaluations of positive and negative evidence to determine whether it is more likely than not that some or all of the deferred tax assets will not be realized in future periods. Among the factors considered in this evaluation are estimates of future taxable income, future reversals of temporary differences, tax character and the impact of tax planning strategies that may be implemented, if warranted. As a result of these evaluations, the Company determined as of December 31, 2014 a valuation allowance of $3,743 needed to be recorded against its deferred tax assets.

Reconciliations of the statutory U.S. federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Statutory rate	34.0%	34.0%	34.0%
State and local income taxes	(0.1)%	0.1%	(0.7%)
Benefit of Non-U.S. operations(1)	(35.6)%	(32.8%)	(39.9%)
Increase (decrease) in valuation allowance	1.9%	(1.0%)	6.8%
Other	0.1%	(0.1%)	—%

Effective tax rate per Consolidated Statements of Operations	0.3%	0.2%	0.2%

(1)	The majority of our earnings are at Home Loan Servicing Solutions, Ltd., a Cayman Islands entity, which is not engaged in a U.S. trade or business and therefore is not subject to U.S. federal income taxation.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities. As of December 31, 2014 and 2013, the Company did not have any unrecognized tax benefits related to the current year or any previous year, nor has management identified any. Our policy is that we will recognize interest and penalties accrued on any unrecognized tax benefits as a component of Income tax expense. We did not accrue interest or penalties associated with any unrecognized tax benefits, nor were any interest expenses or penalties recognized during the current year or in previous years.

Our U.S. subsidiaries file annual income tax returns in the U.S. federal jurisdiction and various U.S. state jurisdictions. The Company and its subsidiaries remain subject to examination for all periods since inception. The Company asserts that as of December 31, 2014, the unremitted earnings of its non-Cayman Islands subsidiaries are permanently reinvested for purposes of ASC 740-30 and that the Company has the intent and ability to reinvest such earnings in each respective non-Cayman Islands jurisdiction. Determination of the amount of unrecognized deferred tax liability is not practicable because of the fact that there is a significant amount of uncertainty with respect to the tax impact of the remittance of any earnings due to the judgment required to analyze withholding tax and other indirect tax consequences that could arise from the distribution of foreign earnings.

16. BUSINESS SEGMENT REPORTING

Our business strategy focuses on acquiring Rights to MSRs and the related servicing advances, Loans held for investment and other residential mortgage-related assets. As of December 31, 2014, we operate a single reportable business segment that holds Residential Mortgage Assets.

17. RELATED PARTY TRANSACTIONS

We entered into various agreements with Ocwen and Altisource in connection with our Initial Public Offering on March 5, 2012. William C. Erbey, our founder and the former Chairman of our Board of Directors, was also the Chairman of the Board of Directors of Ocwen and Altisource until January 16, 2015.

We acquired all of our Notes receivable – Rights to MSRs and our EBO Pool 1 Transaction loans from Ocwen. Refer to Note 2 for a description of our recent acquisitions from Ocwen and others.

As the named servicer of the loans underlying our Notes receivable – Rights to MSRs, Ocwen remains obligated to perform as servicer under the related PSAs, and we are required to pay Ocwen a monthly fee for the servicing activities it performs. We are also required to purchase any servicing advances that Ocwen is required to make pursuant to such PSAs.

Ocwen is also the named servicer of the EBO Pool 1 Transaction loans and RPLs with an aggregate UPB of $934,906, and we are required to pay Ocwen a monthly fee for the servicing activities it performs. During the year ended December 31, 2014, we incurred servicing fees of $896 on the Loans held for investment serviced by Ocwen ($0 for the years ended December 31, 2013 and 2012).

In connection with the EBO Pool 1 Transaction, we are entitled under the terms of the related purchase agreement to receive interest at the interest rates of the underlying loans less the servicing fee paid to Ocwen, and we paid a premium of $7,207 at acquisition for this right. To the extent that interest due under the terms of the underlying loans is not collected from the borrower, from liquidation of the collateral or from FHA claims, Ocwen is obligated to pay the remaining unpaid interest less the servicing fee. During 2014, Ocwen made $108 of such payments to us. At December 31, 2014, the maximum potential amount of such payments was $10,555.

We provide financing of certain servicing advances to Ocwen. In conjunction with the EBO Pool 1 Transaction on March 3, 2014, we agreed to finance $55,702 of servicing advances for Ocwen and to finance future advances. On May 1, 2014, we entered into another agreement with Ocwen to finance servicing advances totaling $20,157 and to finance future advances. We receive interest income on these receivables at a rate of 1-month LIBOR plus a spread ranging from 450 to 550 bps. We record this interest income as Interest income – other in the Consolidated Statements of Operations. During the year ended December 31,

2014, we earned interest income on financing of servicing advances of $3,233 ($0 during the year ended December 31, 2013, and $0 during the year ended December 31, 2012). Ocwen owed us $364 and $0 for interest accrued on financing of servicing advances as of December 31, 2014 and 2013.

The following table summarizes our transactions with Ocwen related to our Notes receivable – Rights to MSRs for the year ended December 31:

	2014	2013	2012
Servicing fees collected	$736,123	$633,377	$117,789
Subservicing fee payable to Ocwen	(357,747)	(317,702)	(50,173)

Net servicing fees retained by HLSS (1)	378,376	315,675	67,616

Servicing advances purchased from Ocwen in the ordinary course of business	$14,815,773	$8,781,034	$1,303,955

(1)	Net servicing fees retained by HLSS are included in the Consolidated Statements of Operations as a component of Interest income. See Note 12 for additional information regarding our Interest income.

Our Notes receivable – Rights to MSRs resulted from transactions with Ocwen. At December 31, 2014 and 2013, as a result of servicing activities related to our Notes receivable – Right to MSRs, Ocwen owed us $5,686 and $8,482, respectively, for servicing fees collected but not remitted to us, and we owed Ocwen $7,999 and $8,114, respectively, for the subservicing fee earned by Ocwen.

Ocwen Professional Services Agreement

We have a professional services agreement with Ocwen (“Professional Services Agreement”) that enables us to provide certain services to Ocwen and for Ocwen to provide certain services to us. Services provided by us under this agreement may include valuation and analysis of mortgage servicing rights, capital markets activities, advance financing management, treasury management, legal services and other similar services. Services provided by Ocwen under this agreement may include business strategy, legal, tax, licensing and regulatory compliance support services, risk management services and other similar services. The services provided by the parties under this agreement are on an as-needed basis, and the fees represent actual costs incurred plus an additional markup of 15%.

At December 31, 2014 and 2013, Ocwen owed us $33 and $655 for professional services provided pursuant to the Professional Services Agreement. During the year ended December 31, 2014, we earned fees of $1,843 ($1,811 during the year ended December 31, 2013 and $2,316 during the year ended December 31, 2012) for services provided to Ocwen pursuant to the Professional Services Agreement. Additionally, during the year ended December 31, 2014, we incurred fees of $463 ($555 during the year ended December 31, 2013 and $100 during the year ended December 31, 2012) for services received from Ocwen pursuant to the Professional Services Agreement.

Altisource Administrative Services Agreement

We have an administrative services agreement with Altisource (“Altisource Administrative Services Agreement”) that enables Altisource to provide certain administrative services to us. Services provided to us under this agreement may include human resources administration (benefit plan design, recruiting, hiring and training and compliance support), legal and regulatory compliance support services, general business consulting, corporate services (facilities management, security and travel services), finance and accounting support services (financial analysis, financial reporting and tax services), risk management services, vendor management and other related services. The services Altisource provides to us under this agreement are on an as-needed basis, and the fees we pay Altisource are based on the actual costs incurred by them plus an additional markup of 15%. During the year ended December 31, 2014, we incurred fees of $990 ($845 during the year ended December 31, 2013 and $655 during the year ended December 31, 2012) for services provided to us pursuant to the Altisource Administrative Services Agreement.

Receivables from and Payables to Related Parties

The following table summarizes amounts receivable from and payable to related parties at the dates indicated:

	December 31, 2014	December 31, 2013
Servicing advance financing receivables (1)	$84,107	$—
Servicing fees collected (2)	5,686	8,482
Professional services (3)	33	655
Advance collections (4)	—	60,239
Loan collections in transit (5)	3,885	—
Other	690	673

Receivables from Ocwen	$94,401	$70,049

Subservicing fees payable (6)	$7,999	$8,114
Professional services (3)	—	354
Advance purchases (7)	5,285	—
Other	1,133	2,181

Payables to Ocwen	$14,417	$10,649

Payables to Altisource	$86	$83

(1)	We provided financing to Ocwen for servicing advances. We receive interest income at a rate of 1-Month LIBOR plus a spread ranging from 450 bps to 550 bps.
(2)	Ocwen is required to remit to us servicing fees it collects on our behalf within two business days. The amount due from Ocwen at December 31, 2014, represents servicing fees collected but not remitted at the end of the month. We record servicing fees we collect less the subservicing fee we pay to Ocwen less the reduction in Notes receivable – Rights to MSRs as Interest income as shown in Note 12.
(3)	The respective amounts are for professional services provided that were outstanding as of the dates indicated.
(4)	Upon collection, Ocwen is contractually obligated to remit Match funded advance collections to pay down our Match funded liabilities. This receivable represents the portion of Match funded advance collections that were in-transit to pay down our Match funded liabilities as of the dates indicated.
(5)	Upon collection, Ocwen is contractually obligated to remit collections of our Loans held for investment to a custodial account. This receivable represents the portion of these collections that were not yet deposited into the custodial account.
(6)	The base fee and performance fee, if any, that comprise the subservicing fees payable are calculated and paid to Ocwen within three business days following the end of the month.
(7)	We are contractually obligated to reimburse advances made by Ocwen. This payable represents the portion of advance payments due to Ocwen on advances made by them.

18. COMMITMENTS AND CONTINGENCIES

The following material potential claims, lawsuits, and other proceedings, of which the Company is currently aware, are as follows. The Company has not accrued losses in connection with these legal contingencies because management does not believe there is probable and reasonably estimable loss.

Three putative class action lawsuits have been filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York entitled: (i) Oliveira v. Home Loan Servicing Solutions, Ltd., et al., No. 15-CV-652 (S.D.N.Y.), filed on January 29, 2015; (ii) Berglan v. Home Loan Servicing Solutions, Ltd., et al., No. 15-CV-947 (S.D.N.Y.), filed on February 9, 2015; and (iii) W. Palm Beach Police Pension Fund v. Home Loan Servicing Solutions, Ltd., et al., No. 15-CV-1063 (S.D.N.Y.), filed on February 13, 2015. These three lawsuits are collectively referred to as the “New York Actions.”

The New York Actions name as defendants HLSS, former HLSS Chairman William C. Erbey, HLSS Director, President, and Chief Executive Officer John P. Van Vlack, and HLSS Chief Financial Officer James E. Lauter. The New York Actions assert causes of action under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on certain public disclosures made by the Company relating to our relationship with Ocwen. These actions allege that HLSS misled investors by failing to disclose, among other things, the extent of HLSS’s dependence on Ocwen, information regarding governmental investigations of Ocwen’s business practices, and the Company’s own purportedly inadequate internal controls. The Company intends to vigorously defend the New York Actions.

Two shareholder derivative actions have been filed purportedly on behalf of Ocwen Financial Corporation naming as defendants the Company and certain current and former directors and officers of Ocwen, including former HLSS Chairman William C. Erbey, entitled (i) Sokolowski v. Erbey, et al., No. 9:14-CV-81601 (S.D. Fla.), filed on December 24, 2014 (the “Sokolowski Action”), and (ii) Mocavage v. Faris, et al., No. 2015CA003244 (Fla. Palm Beach Cty. Ct.), filed on March 20, 2015 (collectively, with the Sokolowski Action, the “Ocwen Derivative Actions”). The original complaint in the Sokolowski Action named as defendants certain current and former directors and officers of Ocwen, including former HLSS Chairman William C. Erbey. On February 11, 2015, plaintiff in the Sokolowski Action filed an amended complaint naming additional defendants, including HLSS. The Ocwen Derivative Actions assert a cause of action for aiding and abetting certain alleged breaches of fiduciary duty under Florida law against HLSS and others, and claims that HLSS (i) substantially assisted Ocwen’s alleged wrongful conduct by purchasing Ocwen’s mortgage servicing rights and (ii) received improper benefits as a result of its business dealings with Ocwen due to Mr. Erbey’s purported control over both HLSS and Ocwen. Additionally, the Sokolowski Action asserts a cause of action for unjust enrichment against HLSS and others. The Company intends to vigorously defend the Ocwen Derivative Actions.

On March 11, 2015, plaintiff David Rattner filed a shareholder derivative action purportedly on behalf of the Company entitled Rattner v. Van Vlack, et al., No. 2015CA002833 (Fla. Palm Beach Cty. Ct.) (the “HLSS Derivative Action”). The lawsuit names as defendants HLSS directors John P. Van Vlack, Robert J. McGinnis, Kerry Kennedy, Richard J. Lochrie, and David B. Reiner (collectively, the “Director Defendants”), New Residential Investment Corp., and Hexagon Merger Sub, Ltd. The HLSS Derivative Action alleges that the Director Defendants breached their fiduciary duties of due care, diligence, loyalty, honesty and good faith and the duty to act in the best interests of the Company under Cayman law and claims that the Director Defendants approved a proposed merger with New Residential Investment Corp. that (i) provided inadequate consideration to the Company’s shareholders, (ii) included unfair deal protection devices, (iii) and was the result of an inadequate process due to conflicts of interest. The Company intends to vigorously defend the HLSS Derivative Action.

On September 15, 2014, the Company received a subpoena from the SEC requesting that it provide certain information related to the Company’s prior accounting conventions for and valuations of our Notes receivable – Rights to MSRs that resulted in the restatement of our consolidated financial statements for the years ended December 31, 2013 and 2012 and for the quarter ended March 31, 2014 during August 2014. On December 22, 2014, the Company received a subpoena from the SEC requesting that it provide information related to certain governance documents and transactions and certain communications regarding the same. The Company is cooperating with the SEC in these matters.

On March 23, 2015, the Company received a subpoena from the SEC requesting that it provide information concerning communications between the Company and certain investment advisors and hedge funds. The SEC also requested documents relating to the Company’s structure, certain governance documents and any investigations or complaints connected to trading in the Company’s securities. The Company is cooperating with the SEC in this matter.

See Note 1 for discussion of a downgrade in our credit rating, the alleged events of default of certain of the advance funding facilities and cross default provisions to Ocwen’s senior secured term facility within our advance funding facilities and EBO Facility.

19. SUBSEQUENT EVENTS

Subsequent to our balance sheet date of December 31, 2014:

•	On January 9, 2015, we declared a monthly dividend of $0.18 per ordinary share with respect to January, February and March 2015;

•	On January 12, 2015, we paid cash dividends of $12,783 or $0.18 per ordinary share;

•	On January 15, 2015, we amended the Series 2012 VF 1 Notes, the Series 2012 VF 2 Notes, and the Series 2012 VF 3 Notes i) to increase the maximum principal balance of each note by $100 million for the period commencing January 15, 2015, and ending April 15, 2015, and ii) to modify the advance rate for each of the notes until certain criteria are met;

•	On January 19, 2015, we amended the Series 2013 VF 1 Notes i) to extend the expected repayment date of the notes from February 13, 2015, to December 3, 2015, ii) to incorporate additional designated servicing agreements as collateral for the notes, and iii) to set the maximum principal balance of the notes at $525 million and to prescribe the circumstances whereby the maximum principal balance of the notes will be increased by $100 million to $625 million for a period of six months and, after the expiration of such period, then reduced to $550 million; and

•	On February 10, 2015, we paid cash dividends of $12,783 or $0.18 per ordinary share;

•	On February 20, 2015, we sold our RPL portfolio to an unrelated third party purchaser for a total purchase price of $337.6 million, subject to a 5% holdback pending completion of the purchaser’s due diligence. A portion of the sale proceeds were used to terminate the RPL Facility. We recognized an immaterial gain on this sale.

•	On February 22, 2015, we entered into the Old Merger Agreement with NRZ and Merger Sub, pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub would merge with and into us.

•	On February 27, 2015, we amended the EBO Facility to extend the maturity date to May 1, 2015.

•	During the month of February 2015, our management developed a management plan that included the following elements:

•	Entering into the Old Merger Agreement with NRZ;

•	Negotiating certain commitments from various lenders for replacement advance financing, though never consummated;

•	Selling our entire portfolio of RPLs for an immaterial gain and concurrently repaying the related borrowings in full;

•	Marketing our GNMA EBO loan portfolios and extending the maturity of the related borrowings to allow for continued marketing;

•	Working closely with our legal counsel to address BlueMountain’s allegations of default, which we believe are without merit, and any potential impact of such allegations on our advance financing facilities; and

•	Amending our senior secured term loan facility agreement to extend the deadline to furnish annual financial statements to April 10, 2015, to amend certain terms of cross default to our advance financing facilities and to permit an amendment to the Ocwen Subservicing Agreement.

•	On March 10, 2015, we paid cash dividends of $12,783 or $0.18 per ordinary share;

•	On March 20, 2015, we entered into the Amendment to our senior secured term loan facility agreement. Pursuant to the Amendment, the deadline for the Company to furnish its annual financial statements was extended to April 10, 2015, and certain terms of cross default to the Company’s advance financing facilities were amended. In addition, consent was granted to permit certain amendments to the Ocwen Subservicing Agreement.

•	On April 6, 2015, HLSS, HLSS Holdings and Ocwen entered into an amendment to the Purchase Agreement and the sale supplements (effective upon completion of the Asset Sale described below) to, among other things, (i) obtain Ocwen’s consent to the assignment by HLSS of its interest under the Purchase Agreement and each sale supplement, (ii) provide that HLSS Holdings will not become the named servicer in connection with any Rights to MSRs, or direct the replacement of Ocwen as named servicer, before April 6, 2017 except under certain limited circumstances, (iii) extend the scheduled term of Ocwen’s servicing appointment under each sale supplement until the earlier of 8 years from the date of such sale supplement and April 30, 2020, and (iv) provide that Ocwen will reimburse HLSS Holdings for certain increased financing costs resulting from servicer rating downgrades of Ocwen. In addition, under such amendment (x) Ocwen agrees to exercise any “clean-up call” rights under any servicing agreement related to Rights to MSRs only at the direction of HLSS and to sell to HLSS, on an “as-is” basis, the economic beneficial interest in the right to purchase the mortgage loans and other assets in the trust for each designated servicing agreement pursuant to such clean-up call rights and (y) HLSS agrees to pay to Ocwen a fee equal to 0.50% of the outstanding balance of the performing mortgage loans purchased in connection with any such exercise and to pay Ocwen’s related costs and expenses of exercise.

•

On April 6, 2015, to best address concerns relating to our ability to operate as a going concern and the associated impact on our business on an expedited basis, we agreed with NRZ and Merger Sub to terminate the Old Merger Agreement and immediately complete the Asset Sale. The Asset Sale was made in accordance with the terms and conditions of the NRZ Purchase Agreement. In connection with the Asset Sale, among other things, (i) HLSS MSR-EBO acquired substantially all of the assets of the Company (including all of the issued share capital of Luxco 1B) and (ii) HLSS Advances acquired all of the issued share capital of Luxco 1A and assumed substantially all of the liabilities of the Company, including certain post-closing liabilities of the Company. In exchange, the Company received an amount in cash equal to $1.0 billion plus 28,286,980 newly issued shares of NRZ common stock with a par value $0.01 per share. In conjunction with the Asset Sale, our senior secured term loan facility was retired.

•	Concurrently with the execution of the NRZ Purchase Agreement, our Board of Directors adopted and approved the Liquidation Plan, pursuant to which we will (1) cease our business activities other than such activities that are necessary to carry out the provisions of the Liquidation Plan, (2) pay or make adequate provision for operating expenses expected to be incurred through the completion of the Liquidation Plan and (3) distribute to our shareholders in one or more distributions, (a) the cash received by the Company in the Asset Sale and the net proceeds from the sale of NRZ common stock received by the Company in the Asset Sale, less (b) amounts used to pay the liabilities of the Company and less a reserve in the amount of $50 million that will be held by the Company at the discretion of the Board to ensure that the Company will be able to meet known and unknown liabilities up to the date of the consummation of the transactions contemplated by the New Merger or, if the transactions contemplated by the New Merger are not consummated, the date of the final liquidating distribution after settlement of the liabilities and to ensure that the Company has available resources in the event that it is necessary to enforce against third parties any contractual or other rights of the Company or its officers or directors. If the New Merger is consummated, our shares will be converted automatically into the right to the Merger Consideration. If the New Merger is not consummated and post-closing expenses and liabilities do not exceed $50 million, it is anticipated that a further cash distribution will be made to shareholders.

•	Immediately following the closing of the Asset Sale contemplated by the NRZ Purchase Agreement, we entered into: (i) the New Merger Agreement with NRZ and Merger Sub, pursuant to which, among other things, the Company will be merged with and into Merger Sub, with the Company ceasing its corporate existence and Merger Sub surviving the New Merger, (ii) a Services Agreement, pursuant to which HLSS Advances Acquisition Corp. will provide us with certain services following the consummation of the Asset Sale, including, among other things, handling (including defending, prosecuting or resolving) all claims, disputes or controversies (including any litigation, arbitration, governmental investigations or inquiries or any other proceedings or negotiations) in which the Company is a party or may otherwise be involved and (iii) a Registration Rights Agreement to memorialize certain rights relating to the registration of shares of NRZ common stock to be held by the Company upon the closing of the Asset Sale. On the terms and subject to the conditions set forth in the New Merger Agreement, at the Effective Time each of the Company Shares issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by any direct or indirect wholly-owned subsidiary of NRZ (other than Merger Sub) or of Merger Sub and Company Shares as to which dissenters’ rights have been properly exercised) will be converted automatically into the right to receive the Merger Consideration. The parties’ obligations to consummate the New Merger are subject to certain closing conditions, including approval of the New Merger by the requisite vote of the shareholders, the absence of any legal restraints that would prohibit the consummation of the New Merger and other conditions customary for a transaction of this type. Each of us, NRZ and Merger Sub has made certain customary representations, warranties and covenants in the New Merger Agreement, including, among other things, covenants related to the conduct of our business during the interim period between the execution of the New Merger Agreement and the consummation of the New Merger. The New Merger Agreement provides for certain termination rights for both us and NRZ, including, if approval of the New Merger by the requisite vote of the shareholders is not obtained or if the New Merger is not consummated by the nine month anniversary of the date of the New Merger Agreement.